                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-81321

Prospectus Supplement                      (To prospectus dated August 31, 1999)



                            OnHealth Network Company

                                 381,840 Shares

                                  Common Stock



OnHealth Network Company is offering 381,840 shares of common stock pursuant to this prospectus supplement. 292,683 of the shares offered hereby are being issued directly by us to Ask Jeeves, Inc., in connection with a strategic relationship we entered into with Ask Jeeves, Inc. on December 6, 1999. 59,381 of the shares offered hereby are being issued directly by us to Tucker Cleary Anthony Gull and George K. Baum & Co. in payment of certain investment banking fees payable by us to such parties. 29,776 of the shares offered hereby are being issued directly by us to certain employees of Health Decisions International, LLC, our wholly owned, indirect subsidiary.

The common stock trades on the Nasdaq National Market under the symbol "ONHN". On December 14, 1999, the last sale price of the common stock as reported on the Nasdaq National Market was $10.125 per share.

See "Risk Factors" beginning on page 4 of the accompanying prospectus to read about certain factors that should be considered relating to the shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The date of this prospectus supplement is December 14, 1999.

PROSPECTUS

--------------------------------------------------------------------------------

6,900,000 Shares

[LOGO OF ONHEALTH]

Common Stock

--------------------------------------------------------------------------------

By this prospectus, we may from time to time offer shares of common stock. We will provide specific terms of the offering of our common stock in supplements to this prospectus. You should read carefully this prospectus and the accompanying prospectus supplement before you invest.

                               ----------------

See "Risk Factors" beginning on page 4 of this prospectus and those additional risk factors, if any, contained in the accompanying prospectus supplement, to read about certain factors you should consider before buying shares of our common stock.

                               ----------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is August 31, 1999

Inside Front Cover

A picture of the onhealth.com logo and the following text:

Onhealth.com's home page serves as a gateway to consumer health information.....

Onhealth.com provides an integrated way to look at health from daily living to prevention to dealing with serious illness.

Onhealth.com provides timely and relevant coverage of health news and issues, substantive resources and references, community discussions, direct access to experts, interactive tools and exclusive "Health Info Tracker" search capabilities.

Onhealth.com helps consumers actively manage their own health and well-being as well as their families'.

Also in the Inside Front Cover is a page-view of the onhealth.com website including descriptions of the following sections:

News & Reports--Original In-Depth Reports cover important consumer issues daily.

Medical Centers--Leading institutions provide deep information on serious conditions.

My Wellness Manager--An easy-to-use tool for personalizing and managing a family's health.

References--Extensive original reference databases covering diseases, drugs, alternative treatments, and much more.

Search and Advanced Search--Allows users to target their searches across the hundreds of thousands of pages on the site.

Daily Briefing--Original summaries of the most relevant health and medical news.

Interactive Tools--Risk assessment tools, behavior programs, calculators and more.

Live Shows--Daily expert chat shows, audio webcasts and surgeries.

                             About This Prospectus
--------------------------------------------------------------------------------

   This prospectus is part of a registration statement that we have filed with the SEC using a shelf registration process as permitted by Rule 415 under the Securities Act. Under this shelf registration process, we may, from time to time, sell up to 6,900,000 shares of common stock in one or more offerings.

   This prospectus provides you with a general description of our common stock. Each time we sell common stock under this registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information" on page 45 of this prospectus.

   The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities we may offer under this prospectus. You can read that registration statement at the SEC's web site or at the SEC's offices mentioned under the heading "Where You Can Find More Information."

                               Prospectus Summary

   This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus and the accompanying prospectus supplement carefully, especially the risks of investing in our common stock discussed under "Risk Factors" beginning on page 4 of this prospectus and those additional risk factors, if any, contained in the accompanying prospectus supplement. References in this prospectus to "OnHealth," the "Company," "we," "our" and "us" refer to OnHealth Network Company, a Washington corporation. Our principal executive offices are located at 808 Howell Street, Suite 400, Seattle, Washington 98101. Our telephone number is (206) 583-0100.

Our Business

   We are a leading independent source of original, informative, timely and trusted consumer-oriented health and wellness information, products and services on the Web. Our website, onhealth.com, is a consumer-focused online health destination dedicated to the management of personal and family health and well-being. We employ ten full-time staff editors and writers and we use over 100 health and medical writers and contributors, enabling us to update our website daily with original health-related features. By providing users with a broad range of original in-depth reporting, substantive resources and references, community discussions, direct access to experts, interactive tools and exclusive search capabilities, onhealth.com combines the strength of credible journalism with the power of online interactivity.

   We launched our website in July 1998. During July 1999, according to Media Metrix, onhealth.com had nearly 1,200,000 unique users, an increase of 182% from March 1999, which ranks the website as one of the most trafficked consumer health content websites in July 1999. In addition, in June 1999 onhealth.com attracted 1,563,785 visits, an increase of 61% from our March 1999 visits, according to Internet Profile Corporation. We have launched a coordinated traditional media advertising and public relations campaign designed to build our brand through the use of television, radio, outdoor, print and online media. We also distribute in excess of 60,000 daily and weekly broadcast e-mails to registered users who have requested our Daily Briefing, Weekly Newsletter and Health Info Tracker. This private and personalized e-mail allows our users to stay current on the health-related subjects most important to themselves and their families. To date, we have developed distribution partnerships and content sharing relationships resulting in over 950 websites that drive traffic to our website. We intend to aggressively expand our content and distribution partnerships with both online and traditional media partners that can direct additional users to our website.

   Because we are not aligned or affiliated with any one individual, institution or medical organization, we are able to provide an independent voice and serve as a trusted consumer advocate for health-related issues. We believe this will allow us to build a loyal and dedicated audience that will fuel multiple revenue opportunities. While we believe the demographics of our users are highly attractive to advertisers, we are developing our website to generate revenue opportunities from multiple sources, including advertising/sponsorships, e-commerce transactions and content syndication. We have a shopping area on our website designed to offer our users a wide variety of health and wellness products including prescription and over-the-counter drugs, vitamins, herbs, books, magazines, foods, home products and gifts.

Our Market Opportunity

   According to Cyber Dialogue, an industry research firm, during 1998, approximately 22 million adults in the United States searched online for health and medical information. Cyber Dialogue estimates that approximately 70% of the persons searching for health and medical information online believe the Internet empowers them by providing them with information before and after they go to a doctor's office. Cyber Dialogue also estimates that in the year 2000, the number of adults in the United States searching for online health and medical information will grow to approximately 33 million. In addition, the Internet is enabling advertisers and online merchants to inexpensively reach vast, yet highly targeted audiences, and to measure in real-time the effectiveness of their programs.

   The quality and breadth of health oriented websites varies widely and to date no clear brand has emerged as the leading provider of trusted consumer-oriented health and wellness information on the Internet. Most of these websites do little more than repurpose and repackage non-proprietary content without tailoring such content for the consumer and providing context, insight or analysis. Many offer little disclosure about their affiliations, the sources of their information and potential conflicts of interest. Additionally, many health websites are poorly designed, difficult to navigate and do not understand the needs of women as the principle gatekeepers of the healthcare dollar. Accordingly, we believe there is a substantial and growing unmet need for a well-known, trusted, comprehensive health-related website that addresses consumers' health needs accurately and intelligently while providing a satisfying consumer experience. Moreover, we believe that such a website will have the ability to generate significant revenue from a variety of sources, including advertising and commerce.

Our Strategy

   Our goal is to become the premier source of consumer-oriented health and wellness information and services on the Internet. We intend to achieve this goal by implementing the following strategies:

  . leveraging and enhancing our expansive proprietary health content;

  . providing consumers with a compelling Internet health experience;

  . establishing onhealth.com as the premier brand for health and wellness information on the Internet;

  . capitalizing on revenue generating opportunities; and

  . engaging in selective acquisitions and strategic partnerships.

Our History

   Until January 1998, our traditional line of business had been the development, production and distribution of medical CD-ROM titles. We also supplied video, animation and graphic assets to a health and medical cable television channel. In late 1997, our Board of Directors revised our business strategy and brought in an entirely new management team and other key employees skilled in the development of Internet websites, and in 1998, we focused on the development of a consumer-oriented health and wellness website.

   This prospectus includes, and the accompanying prospectus supplement may include, statistical data regarding the Internet industry. Such data are taken or derived from information published by sources including Media Metrix, Internet Profile Corporation, Cyber Dialogue Inc. and Jupiter Communications, LLC, media research firms specializing in market and technology measurement on the Internet, and International Data Corporation, a provider of market and strategic information for the technology industry. Although we believe that such data are generally indicative of the matters reflected therein, such data are inherently imprecise, and we caution you not to place undue reliance on such data.

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


                             Summary Financial Data

                                                                               Six Months
                                    Years Ended December 31,                 Ended June 30,
                          ------------------------------------------------  -----------------
                            1994      1995      1996      1997      1998     1998      1999
                          --------  --------  --------  --------  --------  -------  --------
                                                                               (Unaudited)
                                      (In thousands, except per share data)
Statement of Operations
 Data:
Net revenue.............  $  7,013  $ 11,970  $  9,470  $  3,761  $  1,522  $   485  $    781
Loss from operations....   (32,434)  (14,875)  (10,326)  (11,262)  (11,019)  (4,478)  (11,374)
Net loss................   (31,257)  (14,234)  (10,157)  (10,947)  (10,939)  (4,142)  (11,143)
Net loss applicable to
 common shareholders....  $(31,257) $(14,254) $(10,336) $(13,965) $(11,964) $(4,352) $(11,143)
Net loss per common
 share:
 Basic and diluted......  $  (4.75) $  (1.90) $  (1.36) $  (1.73) $  (1.12) $ (0.43) $  (0.72)

                                                        December 31,  June 30,
                                                            1998        1999
                                                        ------------ -----------
                                                                     (Unaudited)
Balance Sheet Data:
Cash and cash equivalents..............................   $ 2,119      $8,854
Working capital (deficiency)...........................    (1,158)      6,139
Total assets...........................................     3,894      12,297
Long term debt.........................................        --          --
Shareholders' equity (deficit).........................      (301)      7,269

                                  Risk Factors
--------------------------------------------------------------------------------

   You should carefully consider the risks and uncertainties described below, as well as the other information included or incorporated by reference in this prospectus and the accompanying prospectus supplement, before making an investment decision. Our business, financial condition and operating results could be adversely affected by any of the following factors, in which event the trading price of our common stock could decline, and you could lose part or all of your investment. The risks and uncertainties described below and in the accompanying prospectus supplement are not the only ones that we face. Additional risks and uncertainties not presently known to us, or that we currently think are immaterial, may also impair our business operations.

Risks Related to Our Business

We have a history of losses and negative cash flow and anticipate continued losses.

   Since our inception, we have incurred significant losses and negative cash flow, and as of June 30, 1999, had an accumulated deficit of approximately $100.7 million. We have not achieved profitability and expect to continue to incur operating losses for the foreseeable future as we fund operating and capital expenditures in areas such as expansion of our network, advertising, brand promotion, content development, sales and marketing, and operating infrastructure. Our business model assumes that consumers will be attracted to and use healthcare information and related content available on our Internet-based consumer healthcare network which will, in turn, allow us the opportunity to sell advertising designed to reach those consumers. Our business model also assumes that those consumers will access important healthcare needs through electronic commerce using our website and that local healthcare organizations will affiliate with us. This business model is not yet proven, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

Since we recently changed our business focus, we essentially are a new company and accordingly are subject to those risks associated with a new company.

   Even though we were founded in 1990, we have only been active online since 1996 and the onhealth.com website was not actually launched until July 1998. As a result, our company is essentially a new venture. Therefore, we do not have a significant operating history upon which you can evaluate us and our prospects, and you should not rely upon our past performance to predict our future performance. In transitioning to our new business model, we are substantially changing our business operations, sales and implementation practices, customer service and support operations and management focus. We are also facing new risks and challenges, including a lack of meaningful historical financial data upon which to plan future budgets, competition from a wider range of sources, the need to develop strategic relationships and other risks described below. We cannot guarantee that we will be able to successfully transition to our new business model.

   Our ability to generate profits, if any, will depend on our ability to:

  . attract consumers to our website;

  . attract advertisers to our website;

  . generate e-commerce revenue from our website; and

  . control costs.

   We anticipate continued significant operating losses at least through 2000, as our website is improved and marketed and the OnHealth network is enhanced. We cannot assure you that we will ever attain profitability.

Our business model relies to a large extent on advertising revenue from our website. We cannot provide any assurance that we will generate significant advertising revenue.

   Our future is highly dependent on increased use of the Internet as an advertising medium. We expect to derive a substantial amount of our revenue from advertising and sponsorships. The Internet advertising market is new, extremely competitive and rapidly evolving, and we cannot yet predict its effectiveness as compared to traditional media advertising. As a result, demand and market acceptance for Internet advertising solutions are uncertain. Most of our current or potential advertising customers have little or no experience advertising over the Internet and have allocated only a limited portion of their advertising budgets to Internet advertising. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. Such customers may find Internet advertising to be less effective for promoting their products and services relative to traditional advertising media. We cannot assure you that the market for Internet advertising will continue to emerge or become sustainable. If the market for Internet advertising fails to develop or develops more slowly than we expect, then our ability to generate advertising revenue would be materially adversely affected. To date, advertisers have not, by their actions, shown that they believe in the Internet as a legitimate advertising medium.

   Advertising rates quoted by different vendors vary widely, making it difficult for us to project future levels of advertising revenue. Internet advertising rates are based in part on third-party estimates of an individual's use of an Internet website. These estimates of use are called impressions. Such estimates are often based on sampling techniques or other imprecise measures, and may materially differ from our own estimates. We do not know if advertisers will accept our or other parties' measurements of impressions. Since the Internet advertising industry is in its infancy, universally accepted standards measuring the effectiveness of a particular Internet advertisement have not been established or widely embraced. Our advertising revenue could be adversely affected if we are unable to adapt to new forms of Internet advertising.

   Moreover, filter software programs are available that limit or prevent advertising from being delivered to an Internet user's computer. Widespread adoption of this software could adversely affect the commercial viability of Internet advertising and, therefore, our business.

In order to compete for advertising dollars with the growing number of Internet websites, we must establish, maintain and strengthen our brand.

   In order to expand our audience of users and increase our online traffic, we must establish, maintain and strengthen our brand. For us to be successful in establishing our brand, we believe healthcare consumers must perceive us as a trusted source of healthcare information, and advertisers and merchants must perceive us as an effective marketing and sales channel for their products and services. As discussed in this prospectus, we are increasing substantially our marketing budget in our efforts to establish brand recognition and brand loyalty. Our business could be materially adversely affected if our marketing efforts are not productive or if we cannot strengthen our brand.

   In addition, to remain competitive with other Internet companies, including the numerous other Internet health-related websites, we must continue to enhance and improve the responsiveness, functionality and features of our website and develop other products and services. This will require us to:

  . develop or license increasingly complex technology; and

  . create an easy to use and functional e-commerce component to our website.

   We may not succeed in developing or introducing such features, functions, products and services in order to attract consumers. Such failure would adversely affect our business, results of operations and financial condition.

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

Since our advertising contracts are for short terms and often guarantee a minimum number of impressions, we cannot be sure that we will continue to attract Internet advertisers.

   The majority of our advertising contracts have been for terms averaging three months in length, with relatively few longer-term advertising contracts. We cannot assure you that our current advertisers will continue to purchase advertisements on our website. In addition, our advertising contracts typically guarantee the advertiser a minimum number of impressions. To the extent that minimum impression levels are not achieved for any reason, we may be required to make good or provide additional impressions after the contract term. Providing additional impressions may adversely affect the availability of advertising inventory. This may, in turn, adversely affect our business, results of operations and financial condition.

We depend on third-party relationships, many of which are short-term or terminable, to generate traffic on our website.

   In order to expand our network, we have entered into a number of strategic relationships which involve the payment of funds for prominent or exclusive carriage of our healthcare information and services. These transactions are premised on the assumption that the traffic we obtain from these arrangements will permit us to earn revenue in excess of the payments made to partners. This assumption is not yet proven, and if we are unsuccessful in generating sufficient resources to offset these expenditures, we will likely be unable to operate our business. We have entered into distribution relationships with several companies, and we intend to enter into additional relationships in the future. Most of these distribution relationships are short term in nature and may not be renewed or may be canceled by our distribution partner. Although we view our distribution relationships as a key factor in our overall business strategy, our distribution partners may not view their relationships with us as significant to their business, and they may later decide to end their commitment to us or even decide to compete directly with us in the future. We cannot guarantee that any distribution partner will perform its obligations as agreed or contemplated or that we would be able to specifically enforce any distribution agreement. Our arrangements with our distribution partners generally do not establish minimum performance requirements, but instead rely on the voluntary efforts of our distribution partners. Therefore, we cannot guarantee that these relationships will be successful.

   Most of our arrangements with third-party Internet websites:

  . do not require future minimum commitments to use our services;

  . are not exclusive; and

  . are short-term or may be terminated at the convenience of the other party.

   In addition, we do not have agreements with many website operators that provide links to onhealth.com, and those operators with which we do may terminate such links at any time without notice. As a result, we cannot assure you that our existing relationships will result in sustained business relationships or the generation of significant revenue for us. Failure of one or more of our strategic relationships to achieve or maintain market acceptance or commercial success or the termination of one or more successful strategic relationships could have a material adverse effect on our business, results of operation and financial condition.

Since our website relies on some content that we do not create, it is possible that we may not be able to provide such content in the future.

   While we produce much of the editorial content found on our website, some of our content is licensed from third parties. Accordingly, we rely on the expertise, technical capability, name recognition and willingness to syndicate content for branding and distribution of others. As health-related content grows on the web, there will be increasing competition for the best health information suppliers. This may result in certain content becoming unavailable or in significantly higher content prices. Such an outcome could make our website less attractive or useful for a user and could have a material adverse effect on our business and financial performance.

Our business is changing rapidly, which could cause our quarterly operating results to vary and our stock price to fluctuate.

   Our revenue and operating results may vary significantly from quarter to quarter due to a number of factors, not all of which are in our control. If we have a shortfall in revenue in relation to our expenses, or if our expenses precede increased revenue, then our results of operations would be materially adversely affected. This would likely affect the market price of our common stock in a manner which may be unrelated to our long-term operating performance. Important factors which could cause our results to fluctuate materially include:

  . our ability to attract and retain users;

  . our ability to attract and retain advertisers and sponsors;

  . our ability to attract and retain customers and maintain customer satisfaction for our existing and future e-commerce offerings;

  . new Internet websites, services or products introduced by us or our competitors;

  . the level of Internet and other online services usage;

  . our ability to upgrade and develop our systems and infrastructure and attract new personnel in a timely and effective manner;

  . our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments; and

  . technical difficulties or system downtime affecting the operation of our website.

   In addition, as our market develops, seasonal and cyclical patterns may emerge. These patterns may affect our revenue. We cannot yet predict to what extent our operations will prove to be seasonal. Due to the factors noted above and the other risks discussed in this section, you should not rely on quarter-to-quarter comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may underperform or decrease.

Our success depends in large part on the continuing efforts of two individuals. In addition, our success depends on our ability to continue to attract, retain and motivate highly skilled employees.

   Our development and operation is substantially dependent on the services of our President and Chief Executive Officer, Robert N. Goodman, and on our Executive Vice President and General Manager, Rebecca Farwell. If we lost the services of either Mr. Goodman or Ms. Farwell, our business would be severely affected. Our ability to execute our growth plan and be successful also depends on our continuing ability to attract, retain and motivate other highly skilled employees. As we continue to grow, we will need to hire additional personnel in all operational areas. Competition for personnel throughout the Internet industry is intense. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business will be adversely affected.

To successfully compete in the Internet health field, we must continue to improve the product we offer and increase the number of people using our website.

   To do so, we will have to significantly increase our operating expenses to:

  . develop new distribution channels;

  . fund greater levels of research and development;

  . add editorial content;

  . increase our sales and marketing operations;

  . broaden our customer support capabilities; and

  . establish brand identity and strategic alliances.

   Such planned expansions, however, will require substantial capital. We cannot guarantee that such capital will be available, or if available, that the terms on which such capital is available will be acceptable to us. If we raise additional cash through the issuance of equity or convertible debt securities:

  . the percentage ownership of our shareholders will be reduced;

  . shareholders may experience additional dilution upon the conversion of any such debt securities; and

  . such securities may have rights, preferences or privileges senior to those of the holders of common stock.

Any future acquisitions we make of companies or technologies may result in disruptions to our business and/or the distraction of our management, due to difficulties in assimilating acquired personnel and operations.

   We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. From time to time we engage in discussions and negotiations with companies regarding our acquiring or investing in such companies' businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We cannot assure you that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make such acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities would be dilutive to our existing shareholders.

Much of our website relies on owned or licensed intellectual property and we cannot be sure that such rights are protected from the use of others, including potential competitors.

   We regard much of our website and its technology as proprietary and try to protect it by relying on trademarks, copyrights, trade secret laws and confidentiality agreements with consultants. In connection with our license agreements with third parties, we seek to control access to and distribution of our technology, documentation and other proprietary information. Even with all of these precautions, it could be possible for someone else to either copy or otherwise obtain and use our proprietary information without our authorization or to develop similar technology independently. Effective trademark, copyright and trade secret protection may not be available in every country in which our services are made available through the Internet, and policing unauthorized use of our proprietary information is difficult and expensive. We cannot be sure that the steps we have taken will prevent misappropriation of our proprietary information. Such misappropriation could have a material adverse effect on our business. In the future, we may need to go to court to either enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention.

   We currently license from third parties certain technologies incorporated into onhealth.com. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology from others. We cannot be sure that these third-party technology licenses will continue to be available on commercially reasonable terms, if at all.

We may have liability for products sold over, or information retrieved from, our website.

   Because any of the materials on our website may be downloaded or viewed, and such materials could be sent to others, we could be sued for:

  . defamation;

  . negligence;

  . copyright or trademark infringement;

  . medical malpractice or personal injury; or

  . other theories based on the nature and content of such materials.

   We could also be exposed to liability with respect to third-party information that may be accessible:

  . through our website, or

  . through content and materials that may be posted by our users on discussion boards that we offer.

   Such claims might include, that by directly or indirectly providing links to websites operated by third parties, we are liable for copyright or trademark infringement or other wrongful actions by such third parties through such websites. It is also possible that, if any third-party information provided on our website contains errors, third parties could make claims against us for losses they incur relying on such information. Insurance may not be adequate to cover any such potential liabilities. Even if such claims do not result in liability, we could incur significant costs in investigating and defending against such claims.

   In addition, patients who file lawsuits against doctors often name as defendants all persons or companies with any relationship to the doctors. As a result, patients may file lawsuits against us based on advice rendered by physicians through our website. In addition, a court or government agency may take the position that our delivery of health information, or information delivered by a third-party website that a consumer accesses through our website, exposes us to malpractice or other personal injury liability for wrongful delivery of healthcare services or erroneous health information. We cannot assure you that the amount of insurance we maintain with insurance carriers will be sufficient to cover all of the losses we might incur from these claims and legal actions. In addition, insurance for some risks is difficult, impossible or too costly to obtain, and as a result, we may not be able to purchase insurance for some types of risks.

We are party to litigation with a former officer of the Company.

   In June 1999, Jon Fisse, our former Chief Operating Officer, resigned from OnHealth before we were able to reach agreement on the terms of his employment agreement. Shortly thereafter, Mr. Fisse filed a lawsuit in the United States District Court for the Southern District of New York asserting that OnHealth terminated Mr. Fisse and violated his rights in connection with his separation from OnHealth. As a result, Mr. Fisse is seeking damages which include severance compensation, stock option benefits and compensatory and punitive damages for allegedly defamatory statements contained in our press release which announced Mr. Fisse's departure. The same day, we filed a declaratory judgement action in the United States District Court for the Western District of Washington seeking to declare that Mr. Fisse terminated his employment and that we owe him no future remuneration or stock option benefits. If Mr. Fisse were to be successful on all of his claims, our business and financial condition could be materially and adversely affected. We believe we have valid defenses against all of Mr. Fisse's claims and intend to defend against such claims vigorously. See "Business--Legal Proceedings."

We have recently experienced and are currently experiencing rapid growth in our business. If we are unable to manage this growth our business could be harmed.

   We have experienced and are currently experiencing a period of significant growth. This growth has placed, and the future growth we anticipate in our operations will continue to place, a significant strain on our resources. As part of this growth, we will have to implement new operational and financial systems and procedures and controls, expand, train and manage our employee base, and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staffs. If we are unable to manage our growth effectively, our business, results of operations and financial condition could be adversely affected. In addition, all of the members of our senior management joined us in late 1997, 1998 or early 1999. Thus, we have a very new management team which has not worked together for very long. We cannot assure you that our management team will be able to work together effectively or successfully manage our growth.

It is possible that we may have year 2000 problems. As a result, our computer systems could fail.

   We could be affected by Year 2000 issues related to non-compliant information technology systems or non-IT systems that we operate or that are operated by third parties. We have substantially completed assessment of our internal and external IT systems and non-IT systems. At this point in our assessment, we are not currently aware of any Year 2000 problems relating to systems we operate or that are operated by third parties that would have a material adverse effect on our business, results of operations or financial condition, without taking into account our efforts to avoid such problems. Based on our assessment to date, we do not anticipate that costs associated with remediating our non-compliant IT systems or non-IT systems will be material, although there can be no assurance to such effect.

   We believe that the most likely worst case Year 2000 scenario is a failure beyond our control, such as a prolonged telecommunications or electrical failure. Such a failure would:

  . prevent us from operating our business;

  . prevent users from accessing our website; and

  . change the behavior of advertising customers or persons accessing our website.

   We believe that the primary business risks, in the event of such failure, would include:

  . lost advertising revenue;

  . increased operating costs, loss of customers or persons accessing our website; and

  . other business interruptions of a material nature, as well as claims of mismanagement, misrepresentation or breach of contract.

   Any such problems would have a material adverse effect on our business. We have not made any contingency plans to address such risks.

Our network could be penetrated. This could result in a disruption in our website.

   Experienced programmers or hackers could attempt to penetrate our network security. Because a hacker who is able to penetrate our network security could misappropriate proprietary information or cause interruptions in our products and services, we may be required to expend capital and resources to protect against or to alleviate problems caused by such parties. In addition, we may not have a timely remedy against a hacker who is able to penetrate our network security. Such purposeful security breaches could have a material adverse effect on our business, results of operations and financial condition. In addition, the inadvertent transmission of computer viruses could expose us to a risk of loss or litigation and potential liability.

If today's economic conditions deteriorate, our future results of operations would be adversely affected.

   Time spent on the Internet by individuals, purchases of new computers and purchases of membership subscriptions to Internet websites are typically discretionary for consumers and may be particularly affected by adverse trends in the general economy. The success of our operations depends to a significant extent upon discretionary consumer spending, including economic conditions affecting disposable consumer income such as employment, wages and salaries, business conditions, interest rates, availability of credit and taxation. In addition, our business strategy relies on advertising by, and agreements with, other Internet companies. Any significant deterioration in general economic conditions that adversely affected these companies could also have a material adverse effect on our business.

We have no plans to pay cash dividends, and investors should not buy our common stock expecting to receive dividends.

   We intend to retain all of our earnings, if any, for use in the business and do not anticipate paying any cash dividends in the foreseeable future.

Our business may face additional risks and uncertainties not presently known to us which could cause our business to suffer.

   In addition to the risks specifically identified in this Risk Factors section or elsewhere in this prospectus, we may face additional risks and uncertainties not presently known to us or that we currently deem immaterial which ultimately impair our business, results of operations and financial condition.

Risks Related to Our Industry

Consumers and the healthcare industry must accept the Internet as a source of healthcare content and services for our business model to be successful.

   To be successful, we must attract to our network a significant number of consumers as well as other participants in the healthcare industry. To date, consumers have generally looked to healthcare professionals as their principal source for health and wellness information. Our business model assumes that consumers will use healthcare information available on our network, that consumers will access important healthcare needs through electronic commerce using our website, and that local healthcare organizations will affiliate with us. This business model is not yet proven, and if we are unable to successfully implement our business model, our business will be materially adversely affected.

The Internet industry is highly competitive and changing rapidly, and we may not have the resources to compete adequately.

   The number of Internet websites offering users healthcare content, products and services is vast and increasing at a rapid rate. These companies compete with us for users, advertisers, e-commerce transactions and other sources of online revenue. In addition, traditional media and healthcare providers compete for consumers' attention both through traditional means as well as through new Internet initiatives. We believe that competition for healthcare consumers will continue to increase as the Internet develops as a communication and commercial medium.

   There are a number of competitors delivering online health content who will also seek advertising revenue, and it is likely that more competitors will emerge in the near future. Such competitors include, among others:
WebMD/Healtheon, Mayo Health O@sis, drkoop.com, Mediconsult, Medscape and InteliHealth. Many of these competitors have more cash available to spend, longer operating histories and stronger brand recognition than we do. Some have internal distribution or other opportunities to support their business that we neither have nor are able to replicate for a reasonable investment. As expressed above, we believe that the number of other health care Internet companies that rely on Internet-based advertising revenue will increase substantially in the future. Accordingly, we will likely face increased competition, resulting in increased pricing pressures on our advertising rates, which could have a material adverse effect on our business.

   We believe that the principal competitive factors in attracting advertisers to our website include:

  . the amount of traffic on our website;

  . brand recognition;

  . customer service;

  . the demographics of our user base;

  . our ability to offer targeted audiences; and

  . the overall cost effectiveness of the advertising medium we offer.

Our business is dependent on the continuous, reliable and secure operation of our website and related tools and functions we provide.

   All companies that rely on the Internet are dependent upon the continuous, reliable and secure operation of Internet servers and related hardware and software. If that service is interrupted, consumers would be inconvenienced and commercial clients would suffer from a loss in advertising or transaction delivery. This would result in a revenue loss to us. Even though our computer and communications hardware are protected through physical and software safeguards, they are still vulnerable to fire, earthquake, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not have a complete back-up for all of our computer and telecommunications facilities and do not carry business interruption insurance to protect us in the event of a catastrophe. Such an event could lead to significant negative impacts on our business. We also depend on third parties to provide users with web browsers and Internet and online services necessary for access to our website. In the past, users have occasionally experienced difficulties with Internet and online services due to system failures, including failures unrelated to our systems. Any sustained disruption in Internet access provided by third parties could have a material adverse effect on our business.

   We retain confidential customer information in our database. Therefore, it is critical that our facilities and infrastructure remain secure and are perceived by consumers to be secure. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors or similar disruptive problems. A material security breach could damage our reputation or result in liability to us.

Since we operate an Internet-based network, our business is subject to government regulation relating to the Internet which could impair our operations.

   Because of the increasing use of the Internet as a communication and commercial medium, the government has adopted and may adopt additional laws and regulations with respect to the Internet covering such areas as:

  . user privacy,

  . pricing,

  . content,

  . taxation,

  . copyright protection, and

  . the distribution of health care products or advice over the Internet.

   Since we operate a healthcare network over the Internet, our business is subject to government regulation specifically relating to medical devices, the practice of medicine and pharmacology, healthcare regulation, insurance and other matters unique to the healthcare area. Laws and regulations have been or may be adopted with respect to the provision of healthcare-related products and services online, covering areas such as:

  . the regulation of medical devices;

  . the practice of medicine and pharmacology and the sale of controlled products such as pharmaceuticals online;

  . the regulation of government and third-party cost reimbursement; and

  . the regulation of insurance sales.

   FDA Regulation of Medical Devices. Some computer applications and software are considered medical devices and are subject to regulation by the United States Food and Drug Administration. We do not believe that our current applications or services will be regulated by the FDA; however, our applications and services may become subject to FDA regulation. Additionally, we may expand our application and service offerings into areas that subject us to FDA regulation. We have no experience in complying with FDA regulations. We believe that complying with FDA regulations would be time consuming, burdensome and expensive and could delay or prevent our introduction of new applications or services.

   Regulation of the Practice of Medicine and Pharmacology. The practice of medicine and pharmacology requires licensing under applicable state law. We have endeavored to structure our website and affiliate relationships to avoid violation of state licensing requirements, but a state regulatory authority may at some point allege that some portion of our business violates these statutes. Any such allegation could result in a material adverse effect on our business. Further, any liability based on a determination that we engaged in the practice of medicine without a license may be excluded from coverage under the terms of our current general liability insurance policy.

   Federal and State Healthcare Regulation. We earn a service fee when users on our website purchase prescription pharmacy products from certain of our e-commerce partners. Federal and state anti-kickback laws prohibit granting or receiving referral fees in connection with sales of pharmacy products that are reimbursable under federal Medicare and Medicaid programs and other reimbursement programs. Although there is uncertainty regarding the applicability of these regulations to our e-commerce revenue strategy, we believe that the service fees we receive from our e-commerce partners are for the primary purpose of marketing and do not constitute payments that would violate federal or state "anti-kickback" laws. However, if our program were deemed to be inconsistent with federal or state law, we could face criminal or civil penalties. Further, we would be required either not to accept any transactions which are subject to reimbursement under federal or state healthcare programs or to restructure our compensation to comply with any applicable anti-kickback laws or regulations. In addition, similar laws in several states apply not only to government reimbursement but also to reimbursement by private insurers. If our activities were deemed to violate any of these laws or regulations, it could cause a material adverse affect on our business, results of operations and financial condition.

Internet capacity constraints may impair the ability of consumers to access our website, which could hinder our ability to generate advertising revenue.

   Our success will depend upon the ability of the communications industry to provide Internet access and carry Internet traffic. The Internet may not prove to be a viable commercial medium because of:

  . inadequate development of the necessary infrastructure such as a reliable network backbone;

  . timely development of complementary products such as high speed modems;

  . delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity; or

  . increased government regulation.

   If the Internet continues to experience significant growth in the number of users and the level of use, then the Internet infrastructure may not be able to continue to support the demands placed on it.

Market prices of emerging Internet companies have been highly volatile, and the market for our stock may exhibit volatility as well.

   The stock market has experienced significant price and trading volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been extremely volatile. Exceptional share price and trading volume changes have accompanied recent public offerings by Internet companies in the first days and weeks after the securities were released for public trading. Investors may not be able to resell their shares at or above the initial public offering price. In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of management's attention and resources.

                                Use of Proceeds
--------------------------------------------------------------------------------

   We expect to use the net proceeds from sales pursuant to this prospectus to finance operations while we continue to incur operating losses, to expand our marketing efforts and for general corporate purposes, including advertising and brand promotion, distribution and marketing relationships and the remainder for content development and licensing and working capital. We may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies or assets that complement our business.

   Pending these uses, we intend to invest the net proceeds from this offering in short term, investment grade, interest bearing instruments.

                                 Capitalization
--------------------------------------------------------------------------------

   The following table shows the unaudited capitalization of OnHealth Network Company as of June 30, 1999. You should read this table in connection with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

                                                                  June 30, 1999
                                                                  --------------
                                                                  (In thousands)
Shareholders' equity:
  Common stock, $.01 par value: 100,000,000 shares authorized,
   16,222,420 shares issued and outstanding......................   $     162
Additional paid-in capital.......................................     107,765
Accumulated deficit..............................................    (100,658)
    Total shareholders' equity and capitalization................       7,269

- --------
(1) Excludes 4,841,619 shares of common stock that were subject to outstanding options and 224,662 shares that were subject to outstanding warrants with a weighted average exercise price of $8.21 per share in each case as of June 30, 1999.

                            Selected Financial Data
--------------------------------------------------------------------------------

   The Statements of Operations Data for the years ended December 31, 1996, 1997 and 1998 and the Balance Sheet Data as of December 31, 1997 and 1998 are derived from our audited financial statements, which are included elsewhere in this prospectus. The Statements of Operations Data for the years ended December 31, 1994 and 1995 and the Balance Sheet Data as of December 31, 1994, 1995 and 1996 are derived from our audited financial statements that are not included in this prospectus. The Statements of Operations Data for the six months ended June 30, 1998 and 1999 and Balance Sheet Data as of June 30, 1999 are derived from our unaudited financial statements included elsewhere in the prospectus and which, in the opinion of management, reflect all adjustments necessary for a fair presentation of that data. All such adjustments are of a normal recurring nature. This selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of OnHealth and the related notes included elsewhere in this prospectus.

                                                                             Six Months Ended
                                    Years Ended December 31,                     June 30,
                          ------------------------------------------------  --------------------
                            1994      1995      1996      1997      1998       1998       1999
                          --------  --------  --------  --------  --------  ----------  --------
                                                                                (Unaudited)
                                       (In thousands, except per share data)
Statements of Operations
 Data:
Net revenue.............  $  7,013  $ 11,970  $  9,470  $  3,761  $  1,522   $   485    $    781
Cost of revenue.........     2,402     6,231     5,076     2,541       767       741          99
                          --------  --------  --------  --------  --------   -------    --------
Gross margin............     4,611     5,739     4,394     1,220       755      (256)        682
Operating expenses:
 Product development,
  editorial and design..    19,503     7,494     5,651     4,243     3,744     1,558       3,048
 Sales and marketing....     9,694     7,473     2,705     1,347     5,626     1,431       7,011
 General and
  administrative........     5,585     5,647     6,364     6,892     2,404     1,233       1,997
 Investment in
  affiliate.............     2,263        --        --        --        --        --          --
                          --------  --------  --------  --------  --------   -------    --------
Total operating
 expenses...............    37,045    20,614    14,720    12,482    11,774     4,222      12,056
                          --------  --------  --------  --------  --------   -------    --------
Loss from operations....   (32,434)  (14,875)  (10,326)  (11,262)  (11,019)   (4,478)    (11,374)
Interest income
 (expense)..............     1,177       641       169      (158)       84        54         229
Other income (expense)..        --        --        --       473        (4)      282           2
                          --------  --------  --------  --------  --------   -------    --------
Total interest and other
 income (expense).......     1,177       641       169       315        80       336         231
                          --------  --------  --------  --------  --------   -------    --------
Net loss................  $(31,257) $(14,234) $(10,157) $(10,947) $(10,939)  $(4,142)   $(11,143)
                          ========  ========  ========  ========  ========   =======    ========
Net loss applicable to
 common shareholders....  $(31,257) $(14,254) $(10,336) $(13,965) $(11,964)  $(4,352)   $(11,143)
                          ========  ========  ========  ========  ========   =======    ========
Net loss per common
 share
 Basic and diluted......  $  (4.75) $  (1.90) $  (1.36) $  (1.73) $  (1.12)  $ (0.43)   $  (0.72)
                          ========  ========  ========  ========  ========   =======    ========
 Weighted average number
  of common shares
  outstanding...........     6,583     7,484     7,580     8,056    10,680    10,131      15,544
                          ========  ========  ========  ========  ========   =======    ========

                                          December 31,
                          ------------------------------------------------
                                                                             June 30,
                            1994      1995      1996      1997      1998       1999
                          --------  --------  --------  --------  --------  ----------
                                                                            (Unaudited)
                                              (In thousands)
Balance Sheet Data:
Cash and cash
 equivalents............  $ 20,653  $  7,759  $  3,462  $  2,488  $  2,119   $ 8,854
Working capital
 (deficiency)...........    20,735     8,607     3,230    (1,252)   (1,158)    6,139
Total assets............    32,101    18,352    13,411     4,577     3,894    12,297
Long term debt..........        --        --     3,500        --        --        --
Shareholders' equity
 (deficit)..............    26,968    12,880     2,900        18      (301)    7,269

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
--------------------------------------------------------------------------------

Overview

   We are a leading independent source of original, informative, timely and trusted consumer-oriented health and wellness information, products and services on the Web. Our website, onhealth.com, is a consumer-driven online health destination dedicated to the management of family health and well-being. By providing users with original in-depth reporting, substantive resources and references, community discussions, direct access to experts, interactive tools and exclusive "smart" search capabilities, onhealth.com combines the strength of credible journalism with the power of online interactivity.

   Until January 1998, our traditional line of business had been CD-ROM development, production and distribution. We were also a supplier of video, animation and graphic assets to a health and medical cable television channel. In late 1997, our Board of Directors revised our business strategy and brought in an entirely new management team and other key employees skilled in the development of Internet websites. In 1998, we focused on developing an Internet-delivered, consumer-oriented health and wellness website. Accordingly, our revenue model as compared to prior years, has changed to concentrate on online revenue sources as opposed to CD-ROM based product sales and licensing.

   In July 1998, we relaunched the onhealth.com website and focused on generating advertising revenue. We have a wide variety of advertisers on our website including healthcare and other non-healthcare advertisers. In March 1999, we launched a shopping area on our site designed to offer our consumers the ability to purchase a wide variety of health and wellness products and related products. To date, we have e-commerce relationships with drugstore.com, VitaminShoppe, Amazon.com, SelfCare, American Greetings, ProFlowers, Whole Foods Market, greenmarketplace.com and enews.com, and expect to continue to add additional categories and partners.

Results of Operations

Six Months Ended June 30, 1998 and 1999

Net revenue

   Net revenue for the six month periods ended June 30, 1998 and 1999 was as follows:

                                                                   Six Months
                                                                   Ended June
                                                                       30,
                                                                   ------------
                                                                   1998   1999
                                                                   -----  -----
                                                                       (In
                                                                   thousands)
     Online....................................................... $ 146  $ 563
     E-commerce...................................................    --    150
     Contract development and other...............................   410     49
     Product sales and licensing..................................   (71)    19
                                                                   -----  -----
       Net revenue................................................ $ 485  $ 781
                                                                   =====  =====

   Net revenue for the six month period ended June 30, 1999 increased by $296,000, or 61%, to $781,000, from $485,000 in the same period in 1998. The increase in revenue is primarily due to increased online revenue generated by our onhealth.com web site, which was redesigned and relaunched in July 1998, partially offset by a reduction in contract development and other revenue. An increase in user traffic and the number of site sponsorship and advertising clients over the same six month period in the prior year accounted for the increase in online revenue. E-commerce revenue is the result of new contracts entered into during 1999. The decrease in contract development revenue and other generally reflects our shift toward online efforts. We do not anticipate receiving any significant revenue from contract development and other or product sales and licensing in the future. E-commerce revenue includes fees for guaranteed impressions, exclusivity fees and revenue sharing. The negative product sales and licensing revenues in 1998 are a result of CD ROM product returns.

Gross margin

   Gross margin as a percentage of net revenue for the six month period ended June 30, 1999 was 87% compared to a negative gross margin of 53% for the same period in the previous year. The improvement in gross margin for the first six months of 1999 was primarily due to the high margins of online revenue in relation to the gross margins achieved in the first six months of 1998 for CD-ROM revenue. The negative gross margin in 1998 was the result of CD-ROM royalty expenses, CD-ROM inventory write-offs and royalty expenses related to cable television licensing revenue. In 1999, cost of revenue consists primarily of third-party royalties relating to content sales, costs of advertising and sponsorship revenues, and costs of e-commerce.

Operating expenses

   Total operating expenses for the six month period ended June 30, 1999 increased $7.8 million or 186%, to $12.1 million from $4.2 million. The increase was primarily due to increased sales and marketing efforts related to the Company's onhealth.com web site and increased product development, editorial and design expenses.

   Product development, editorial and design. The increase in product development, editorial and design expenses for the six month period ended June 30, 1999 of $1.5 million, or 96%, from the same period in 1998 was primarily due to an increase in the use of outside contractors and headcount. Product development, editorial and design expenses consist primarily of compensation, consulting fees, third-party content acquisition costs and web site maintenance and enhancement costs related to the Company's onhealth.com web site.

   Sales and marketing. The increase in sales and marketing expenses for the six month period ended June 30, 1999 of $5.6 million, or 390%, from the same period in 1998 was primarily the result of increased advertising expenses related to the Company's onhealth.com web site and increased headcount. Marketing expenses include costs related to the launch of a broad-based consumer targeted advertising campaign expected to commence in the third quarter of 1999.

   General and administrative. The increase in general and administrative expenses for the six month period ended June 30, 1999 of $764,000 or 62%, from the same period in 1998 was primarily due to an increase in legal fees and settlements, travel and headcount. Legal fees and settlements include $273,000 for settlement and legal costs related to the final settlement of the T. Randal Productions lawsuit, which is in addition to the $677,000 which had been accrued at December 31, 1998.

Interest Income

   The increase in interest income for the six month period ended June 30, 1999 of $175,000, or 324%, from the same period in 1998 is due to the interest earned on cash received from the private placement completed during the first quarter of 1999.

Other income, net

   Other income, net for the six month period ended June 30, 1998 includes a $562,000 gain related to the collection of a previously reserved receivable, $1,000 of other income and a $281,000 expense related to cable television licensing royalties.

Years Ended December 31, 1996, 1997 and 1998

Net revenue

   Net revenue for the years ended December 31, 1996, 1997 and 1998 was as follows:

                                                                Year Ended
                                                               December 31,
                                                           --------------------
                                                            1996   1997   1998
                                                           ------ ------ ------
                                                              (In thousands)
     Product sales and licensing.......................... $5,152 $1,990 $  754
     Online...............................................  1,000     58    388
     Contract development and other.......................  1,346  1,220    380
     Cable television licensing...........................  1,972    493     --
                                                           ------ ------ ------
       Net revenue........................................ $9,470 $3,761 $1,522
                                                           ====== ====== ======

   Net revenue for 1996, 1997 and 1998 of $9.4 million, $3.7 million and $1.5 million, respectively, represents a decrease of 60% from 1997 to 1998 and 60% from 1996 to 1997. The 1997 to 1998 decrease is due to a substantial reduction in product sales and licensing revenue of $1.2 million, or 62%, a reduction in contract development revenue and other of $840,000, or 69%, and a reduction in cable television licensing revenue of $493,000, or 100%. These decreases were partially offset by a $330,000, or 569%, increase in online revenue. The 1998 product sales and licensing revenue includes a $603,000 payment related to minimum sales requirements from a terminated CD-ROM distribution agreement. The decrease from 1996 to 1997 is due to a substantial reduction in product sales and licensing revenue of $3.1 million, or 61%, a substantial reduction in cable television licensing revenue of $1.5 million, or 75%, and a decrease in online revenue from $1.0 million to $58,000.

Product sales and licensing revenue

   Product sales and licensing revenue has declined steadily over the past few years. The decrease generally reflects market conditions for CD-ROM products, our cancellation of a CD-ROM distribution agreement, and the lack of new CD-ROM product releases as we shifted our focus toward online efforts. In 1995, we entered into a five year distribution agreement which allowed for the promotion, marketing and distribution of certain of our CD-ROM products. The agreement also provided for minimum levels of sales through the year 2000. In December 1998, we received a $603,000 payment related to minimum sales requirements from the termination of the CD-ROM distribution agreement. We do not anticipate receiving any product sales or licensing revenue from CD-ROM products in the future as we have discontinued this line of business.

Online revenue

   From 1997 to 1998, online revenue increased from $58,000 to $388,000, an increase of $330,000, or 569%. This increase reflects increased advertising revenue and website sponsorship from our website which we re-designed and re-launched in July 1998. The 1997 online revenue of $58,000 included website sponsorships, advertising and premium services revenue related to onhealth.com and the former O@sis website. In September 1997, we entered into an agreement with Mayo Foundation which included the full transfer to Mayo of our ownership interest in the O@sis website. The $1,000,000 of online revenue in 1996 relates to nonrefundable advances paid to us under an exclusive agreement signed with AT&T in October 1995 and the discontinuance by AT&T of the AT&T Health website in August 1996.

Contract development revenue and other

   From 1997 to 1998, contract development revenue and other decreased $840,000, or 69%. The decrease generally reflected our shift toward online efforts. From 1996 to 1997, contract development revenue and other decreased slightly, representing management's efforts to control costs and focus on more profitable contracts.

Cable television licensing revenue

   Cable television licensing revenue reflects revenue from our content and royalty agreement with America's Health Network ("AHN"). Under the agreement, we began licensing multimedia content to AHN in May 1995 and were to receive minimum licensing royalties over the life of the agreement. The revenue was being recognized evenly over the expected life of the agreement. Due to the gradual increase in actual payments versus the straight-line revenue recognition policy, we recorded a receivable for the difference between the revenue recognized and the cash received during the early years of the contract. The $1.5 million decrease in revenue from 1996 to 1997 was a result of us not receiving payments due to AHN's financial difficulties. In June 1997, as a result of not receiving our quarterly payment, we fully reserved the outstanding AHN receivable.

Gross margin

   Gross margin as a percentage of net revenue was 50% in 1998 compared to 32% in 1997. The improvement in gross margin in 1998 was primarily due to the high margins on online revenue and the product sales distribution agreement termination revenue.

   Gross margin as a percentage of net revenue was 32% in 1997 compared to 46% in 1996. The decrease in gross margin in 1997 was partially due to continued lower gross profits realized on CD-ROM retail sales, but was primarily due to decreases in higher margin cable television licensing and online revenue.

Operating expenses

   In 1998, product development, editorial and design costs were principally related to our website. In 1997, development costs included primarily onhealth.com development costs and CD-ROM development costs. From 1997 to 1998, product development expenses decreased from $4.2 million to $3.7 million, a decrease of $499,000, or 12%. The decrease reflects the lack of new 1998 CD-ROM product releases, and a shift towards online publishing.

   Product development, editorial and design expenses. Product development expenses were $4.2 million for 1997, a decrease of $1.4 million, or 25%, from 1996, due to our release of fewer CD-ROM products and our shift to online publishing.


   Sales and Marketing. Sales and marketing expenses in 1998 were $5.6 million as compared to $1.3 million in 1997, an increase of $4.3 million, or 318%. The increase primarily relates to increased marketing activities for our website. In July 1998, we began a marketing campaign to promote the launch of the website which included online and radio advertising. In addition, we incurred distribution costs related to agreements signed in July 1998 with GeoCities and Go Network.


   Sales and marketing expenses were $1.3 million in 1997, compared to $2.7 million in 1996. The decrease of 50% was a result of the release of fewer CD-ROM titles in 1997, decreases in expenditures to promote our products and a smaller expense structure created by the downsizing of operations in late 1996.

   General and Administrative. General and administrative expenses were $2.4 million in 1998, compared to $6.9 million in 1997, a decrease of $4.5 million, or 65%. General and administrative expenses consist primarily of compensation to administrative and executive personnel, fees for professional services, facility costs and bad debt expenses. The large decrease in 1998 relative to 1997 reflects substantially reduced legal costs, reduced bad debt costs, and general cost cutting measures including reduced rent costs from our relocation to smaller facilities. The 1997 costs also included certain special charges including costs to relocate the Company from Minneapolis to Seattle.


   General and administrative expenses were $6.9 million in 1997 compared to $6.4 million in 1996. The increase of 8% was due to extensive litigation and special charges in 1997. We recorded $808,000 in expenses related to a settlement of litigation with Viridis, Inc. and received an adverse jury award of $480,000, plus interest from a dispute with
T. Randal Productions, et al. in 1997. In the fourth quarter of 1997, we recorded charges of $1.6 million for the relocation of our headquarters from Minneapolis to Seattle. These charges included $610,000 in severance to officers and employees and $962,000 for asset dispositions and lease termination costs. Also in 1997, we wrote-off $1.7 million in other assets related to an agreement with Time Life, Inc. Excluding the litigation and special charges, our reduction in general and administrative expenses was the result of the downsizing of the facilities and personnel and management's efforts to streamline operating costs.

Net interest income (expense)

   Net interest income was $84,000 in 1998 compared to net interest expense of $158,000 in 1997. The net interest income in 1998 relative to net interest expense in 1997 reflects the lack of debt in 1998 relative to 1997. The 1997 net interest expense includes interest expense of $264,000 related to $3.5 million in convertible subordinated debentures, which were outstanding for ten months in 1997. These debentures were converted to common stock in October 1997.

   Net interest expense was $158,000 in 1997 compared to net interest income of $169,000 in 1996. The net interest expense in 1997 versus net interest income in 1996 reflects lower interest income earned from cash and cash equivalents balances in 1997 relative to 1996 and higher interest expenses in 1997 related to 1996. The interest expense relates to $3.5 million in convertible subordinated debentures that were outstanding for two months in 1996 versus ten months in 1997.

Other income (expense)

   Other expense was $4,000 in 1998 compared to other income of $473,000 in 1997. The 1998 other expense of $4,000 included a $285,000 loss related to fixed asset disposals, a $562,000 gain related to the collection of a previously reserved accounts receivable, and a $281,000 revenue-sharing payment related to the collection of the receivable.

   The 1997 other income of $473,000 included a $2.7 million cash payment that we received in connection with the transfer of ownership of the O@sis website to Mayo. This was partially offset by other expense of $2.2 million in connection with our conversion of convertible subordinated debentures to common stock in October 1997. These debentures were originally issued in November 1996. The expense represents the excess of the fair market value of common stock issued over the fair value of the common stock issuable pursuant to the original conversion terms of the debentures.

Limitation on Use of Net Operating Loss and Other Tax Credit Carryforwards

   At December 31, 1998, we had available net operating loss carryforwards of approximately $81.9 million and available research and development credits of approximately $339,000 for federal income tax purposes. The net operating loss carryforwards and the credits expire at various times through 2013. These carryforwards are subject to the limitations of Internal Revenue Code Section 382, which provides limitations on the availability of net operating losses to offset current taxable income if significant ownership changes have occurred for federal tax purposes. We incurred "ownership changes," pursuant to regulations currently in effect under Internal Revenue Code Section 382, as a result of sales of our preferred stock in 1992 and 1993 and may have incurred ownership changes since that time.

Liquidity and Capital Resources

   At July 31, 1999, we had positive working capital of $1,976,000 compared with negative working capital of $1.2 million at December 31, 1998. At July 31, 1999, we had cash and cash equivalents of $1.4 million. During the first six months of 1999, total cash used by operating activities was $9.5 million, which was principally due to our net loss for the period partially off-set by an increase in current liabilities. During the year ended December 31, 1998, total cash used by operating activities was $10.0 million, which was primarily due to the net loss of $10.9 million. During the six months of 1999, investing activities used net cash of $532,000 for purchases of computer equipment. During the year ended December 31, 1998, investing activities used net cash of $472,000 for purchases of computer equipment. During the first six months of 1999, financing activities provided cash of $16.8 million: $14.1 million, net of financing costs, from the private placement of common stock in January 1999, $1.6 million, from the exercise of warrants, and $1.1 million from the exercise of stock options. During the year ended December 31, 1998, financing activities provided cash of $10.1 million:
$5.7 million from the private placement of common stock, $5.0 million from the issuance of convertible redeemable preferred stock and $1.1 million from the exercise of stock options.

   We believe that our cash and cash equivalents, together with the proceeds we expect to receive from sales pursuant to this prospectus, will be sufficient to fund our operations through December 31, 1999. Operations generated a negative cash flow during 1996, 1997 and 1998, and we expect a significant use of cash in 1999 and 2000 as we market and expand our website. Any material unforeseen increase in expenses or reductions in projected revenue will likely require us to seek additional debt or equity financing. If additional cash is required we may need to reduce our expenditures or curtail certain operations. We cannot be sure that additional capital, on a debt or equity basis, will be found, or if found that it will be on economically viable terms.

Year 2000

   The Year 2000 issue refers to the potential for system and processing failures of date-related data resulting from computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

   We could be affected by Year 2000 issues related to non-compliant IT systems or non-IT systems that we operate or that are operated by third parties. We have substantially completed assessment of our internal and external (third-party) IT systems and non-IT systems. At this point in our assessment, we are not currently aware of any Year 2000 problems relating to systems we operate or that are operated by third parties that would have a material effect on our business, results of operations or financial condition, without taking into account our efforts to avoid such problems. Based on our assessment to date, we do not anticipate that costs associated with remediating our non-compliant IT systems or non-IT systems will exceed $100,000, although there can be no assurance to such effect, and any such cost will be funded through operating cash flows. To date, we have not incurred any significant costs related to the assessment of, and preliminary efforts in connection with, our Year 2000 project and the development of a remediation plan. We do not currently expect that the Year 2000 issue will materially adversely affect our financial condition or results of operations. We cannot guarantee that our systems or the systems of other companies on which our systems rely will be timely converted or that other companies will convert their systems at all or in a manner compatible with our systems. If there is a delay in converting these systems or if the conversions are not compatible, it could have a material adverse effect on our business, financial condition and results of operations.

   To the extent that our assessment is finalized without identifying any additional material non-compliant IT systems we operate or that are operated by third parties, the most reasonably likely worst case Year 2000 scenario is a systemic failure beyond our control, such as a prolonged telecommunications or electrical failure. Such a failure could prevent us from operating our business, prevent users from accessing our website, or change the behavior of advertising customers or persons accessing our website. We believe that the primary business risks, in the event of such failure, would include, but not be limited to, lost advertising revenue, increased operating costs, loss of customers or persons accessing our website, or other business interruptions of a material nature, as well as claims of mismanagement, misrepresentation, or breach of contract, any of which could have a material adverse effect on our business, results of operations and financial condition. We have not made any contingency plans to address such risks.

                                    Business
--------------------------------------------------------------------------------

Business Overview

   We are a leading independent source of original, informative, timely and trusted consumer-oriented health and wellness information, products and services on the Web. Our website, onhealth.com, is a consumer-focused online health destination dedicated to the management of personal and family health and well-being. We employ ten full-time staff editors and writers and we use over 100 health and medical writers and contributors, enabling us to update our website daily with original health-related features. By providing users with a broad range of original in-depth reporting, substantive resources and references, community discussions, direct access to experts, interactive tools and exclusive Personal Health Info Tracker search capabilities, onhealth.com combines the strength of credible journalism with the power of online interactivity.

   We launched our website in July 1998. During July 1999, according to Media Metrix, onhealth.com attracted nearly 1,200,000 unique users, an increase of 182% from our March 1999 unique users, which ranks onhealth.com as one of the most trafficked consumer health content websites in July 1999. According to Internet Profile Corporation, in June 1999, onhealth.com attracted 1,563,785 visits, an increase of 61% from our March 1999 visits. We have launched a coordinated traditional media advertising and public relations campaign designed to build our brand through the use of television, radio, outdoor, print and online media. We also distribute in excess of 60,000 daily and weekly broadcast e-mails to registered users who have requested our Daily Briefing, Weekly Newsletter and Health Info Tracker. This private and personalized e-mail allows our users to stay current on the health-related subjects most important to themselves and their families. To date, we have developed distribution partnerships and content sharing relationships resulting in over 950 websites that drive traffic to our website. We intend to aggressively expand our content and distribution partnerships with both online and traditional media partners that can direct additional users to our website.

   Because we are not aligned or affiliated with any one individual, institution or medical organization, we are able to provide an independent voice and serve as a trusted consumer advocate for health-related issues. We believe this will allow us to build a loyal and dedicated audience that will fuel multiple revenue opportunities. While we believe the demographics of our users are highly attractive to advertisers, we are developing our website to generate revenue opportunities from multiple sources, including advertising/sponsorships, e-commerce transactions and content syndication. We have a shopping area on our website designed to offer our users a wide variety of health and wellness products including prescription and over-the-counter drugs, vitamins, herbs, books, magazines, foods, home products and gifts.

Industry

   We believe that the aging of the U.S. population, the rise of restrictive managed care programs and the emergence of the Internet have combined to create substantial demand for resources and communities that enable consumers to better understand and control the decisions that affect their personal health.

   The Internet is emerging as an important alternative to traditional media enabling millions of consumers to seek information, communicate and conduct commerce. According to International Data Corporation, the number of Internet users worldwide will grow from approximately 100 million in 1998 to 320 million by 2002. The Internet is empowering consumers by providing immediate, low cost access to highly topical, interactive content and communities. In addition, the Internet is enabling advertisers and online merchants to inexpensively reach vast, yet highly targeted audiences, and to measure in real-time the effectiveness of their programs. We believe that healthcare industry constituents will benefit from the Internet's unique attributes as an open, low-cost, flexible technology for the exchange of information and for commerce.

   The healthcare industry is the single largest segment of the U.S. economy, representing approximately $1.2 trillion in spending or 14% of the U.S. gross domestic product. Over the past decade, the healthcare industry has changed radically as employers seeking to reduce their healthcare costs have turned from indemnity insurance to managed health plans. Approximately 180 million people, or 90% of the insured U.S. population, are now subject to some form of managed care. We believe that consumers increasingly question the motivations of their caregivers and are more inclined to take an active role in the decisions that affect their health and wellness as well as that of their families.

   Consumers are seeking more information in order to actively manage their personal health and wellness. However, traditional sources of healthcare information such as print publications, are often voluminous, reference-oriented and outdated while other media, including television and radio, lack the analysis and insight consumers demand. As a result, many consumers are turning to the Internet to obtain health information. According to Cyber Dialogue, an industry research firm, during 1998, approximately 22 million adults in the United States searched online for health and medical information. Cyber Dialogue estimates that approximately 70% of the persons searching for health and medical information online believe the Internet empowers them by providing them with information before and after they go to a doctor's office. Cyber Dialogue also estimates that in the year 2000, the number of adults in the United States searching for online health and medical information will grow to approximately 33 million, and they will spend approximately $150 billion for all types of health-related products and services.

   Industry research has indicated that women tend to be the health care decision-makers within their households and therefore are the primary seekers of health and wellness information. Internet use among women has increased rapidly in recent years (from 5% of all users in early 1994 to an estimated 51% by the end of 1999). These trends are of particular importance to advertisers since women are estimated to have disproportionate control or influence over consumer spending in the United States. Spending on advertising targeted to women is generally considered to represent the largest single category of advertising in the United States. According to industry experts, women control 66% of family healthcare expenditures, make 75% of all healthcare decisions and control or influence over 80% of all purchase decisions. In addition, industry research indicates that women spend less time than men surfing the Internet and tend to spend more time visiting destinations that meet their needs.

   There are currently over 15,000 websites providing health information. The quality and breadth of these websites varies widely and to date no clear brand has emerged as the leading provider of trusted consumer-oriented health and wellness information on the Internet. Most of these websites do little more than repurpose and repackage non-proprietary content without tailoring such content for the consumer and providing context, insight or analysis. Many offer little disclosure about their affiliations, the sources of their information and potential conflicts of interest. Additionally, many health websites are poorly designed, difficult to navigate and do not understand the needs of women as the principle gatekeepers of the healthcare dollar. Accordingly, we believe there is a substantial and growing unmet need for a well-known, trusted, comprehensive health-related website that addresses consumers' health needs accurately and intelligently while providing a satisfying consumer experience. Moreover, we believe that such a website will have the ability to generate significant revenue from a variety of sources, including advertising and commerce.

Our Strategy

   Our goal is to become the premier source of consumer-oriented health and wellness information and services on the Internet. We intend to achieve this goal by implementing the following strategies:

   Leverage and Enhance Our Expansive Proprietary Health Content. We believe that the breadth, depth and quality of the proprietary health content we provide, together with the fact that our content is tailored for the consumer, substantially differentiates onhealth.com from other health information websites and represents a competitive advantage. During the remainder of 1999, we will aggressively add reference material, condition center partners, applications, tools and personalization functionality. In addition, we have partnered exclusively in certain disease areas with best-of-breed content partners including the Cleveland Clinic, Beth Israel Deaconess Cancer Center, the Mount Sinai Cardiovascular Institute, the Scripps Clinic and the International Diabetes Center. Our content, which is archived and searchable, ranges from clinical medicine to alternative medicine and from reference material to journalistic exploration of relevant health topics. We are not affiliated with any single health system, payor or individual, and we are free to provide multiple perspectives on health topics. We intend to continue to differentiate OnHealth by expanding and enhancing our proprietary consumer health content.

   Provide Consumers with a Compelling Health Experience. We are highly focused on providing consumers who visit our website with a compelling experience that not only addresses their initial needs, but also gives them multiple reasons to spend more time at and return more often to our website. Accordingly, our website is designed for easy navigation and is intended to be both informative and engaging. Our experienced creative team understands the multi-dimensional nature of publishing on the Internet. The team is adept at mixing information, images, interactive tools, personalization and rich media.

   Establish Onhealth.com as the Premier Brand for Health and Wellness Information on the Internet. We intend to establish onhealth.com as the premier health brand that consumers associate with trustworthiness and view as their one-stop, complete resource for health and wellness information on the Internet. To this end, we have launched a coordinated advertising and public relations campaign using television, radio, outdoor, print and online media. We plan to also continue to expand our distribution agreements with search engines, portals and Internet service providers. Currently, over 950 websites drive traffic to onhealth.com, including Snap.com, Yahoo and AOL's Digital City's Network. Our management team is experienced at building consumer brands for Internet and traditional media companies including MSNBC, The Discovery Channel, ABCNEWS.com, Starwave/ESPN Internet Ventures and Conde Nast Publications. We believe that employing traditional media branding techniques will be critical to establishing a leading brand.

   Capitalize on Revenue Generating Opportunities. We intend to leverage the growth in our consumer base by exploiting opportunities to develop multiple revenue streams including advertising/sponsorship, e-commerce/transaction, syndication of content and subscription to premium services. In the first quarter of 1999, we launched a health products shopping area on our website and we plan to continue to expand our relationships with leading web e-tailers to offer consumers a full range of health and wellness related products and services. Unlike many of our competitors, we have an opportunity to leverage our proprietary content and interactive tools through syndication to provide an additional revenue stream. We also believe that health consumers are interested in premium subscription offerings such as personalized smoking cessation and dietary programs, personalized health and condition reports and direct access to leading medical experts. By pursuing diversified revenue opportunities, we seek to reduce our dependence on and exposure to any single revenue stream.

   Engage in Selective Acquisitions and Strategic Partnerships. We believe that there will be significant consolidation in the online health category. We have a focused business development effort, and are seeking acquisition and strategic partnership opportunities. We are continually evaluating strategic relationships with various distribution and media outlets that can serve to drive traffic to our website and/or increase opportunities to generate e-commerce/transaction revenue. We intend to pursue acquisitions that have the potential to augment our current operations in six primary categories: content, applications, products, revenue, traffic and intellectual capital/people.

The OnHealth Website

   Onhealth.com provides timely and relevant coverage of health news and issues, substantive resources and references, community discussions, direct access to experts, interactive tools and exclusive Health Info Tracker search capabilities to enable consumers to actively manage the health and well-being of themselves and their families. On our website, consumers will find complete coverage of important health issues and broad database reference materials in an interactive, visually pleasing and personalized format. The site consists of the following services and features, many of which are unique to OnHealth.


          CHANNELS                              DESCRIPTION
--------------------------------------------------------------------------------
 News and Reports

 . The Daily Briefing          The Daily Briefing is original journalism,
 . In-Depth Reports            updated twice daily. The Daily Briefing
                               provides summaries of relevant health and medical news to provide consumers with practical healthcare information.

                               We publish seven to ten In-Depth Reports each week covering topics from child immunization to balanced living to the latest advancements in medical technology.

                               Each day's reports are archived along with the hundreds of thousands of other pages of our material, which has created an extensive and varied database of healthcare content.

--------------------------------------------------------------------------------
 Ask Our Experts

 . Women's Health              Our experts answer user questions each weekday
 . Children's Health           on these core topics of interest. These
 . Fitness and Nutrition       doctors, PhDs and respected authors also
 . Active Aging                appear regularly in chat shows and within
 . Sexual Health               discussion areas on our website.
 . Managed Care
 . Balanced Living             This material is exclusive to our website and
 . Alternative Health          contributes to the growing archive of expert-
 . Listening to the Body       answered questions searchable from anywhere on
                               the website.

--------------------------------------------------------------------------------
 Medical Centers

 . Cleveland Clinic --         Each medical center condition area is a co-
   Gastrointestinal Disorders  branded mini-site created exclusively with
 . Scripps Clinic --           OnHealth in conjunction with leading medical
   Allergy                     institutions from around the country. Each
   Asthma                      institutional partner is a leading expert in
 . Mount Sinai --              the particular condition area and each devotes
   Cardiovascular Diseases     significant internal resources for patient
 . Beth Israel Deaconess       outreach and education.
   Cancer Center --
   Breast Cancer               Each center is filled with hundreds of pages
 . International Diabetes      of reference material, discussion groups,
   Center                      updates on patient care, and doctor-answered
                               questions that target major diseases which affect significant patient populations.

          CHANNELS                             DESCRIPTION
--------------------------------------------------------------------------------
 Live Events
 . OnHealth Live!              OnHealth Live! is a weekly audio webcast
                               broadcast Tuesday evenings with host Brooke
                               Gladstone of National Public Radio. The show features experts who answer questions from the audience about important health and wellness topics from depression to humor and its effect on healing. Audio archive and text transcripts from each show are added each week to OnHealth's searchable database.

 . Daily Expert Chat Shows     In our Daily Expert Chat Shows, experts
                               discuss relevant health issues. For example, on Thursdays, OnHealth presents "Health in the News" that features experts who make the latest medical studies understandable for consumers.

 . Live Surgeries              We webcast live surgeries from the Stanford
                               Medical Center at least once a month. Host surgeons narrate the surgeries and field questions from the audience. Combined with original educational material and surgeon-answered questions, this feature creates a valuable reference tool for patients, potential patients and their families.

--------------------------------------------------------------------------------
 Health and Medical References

 Proprietary Content           Our website is a research-rich resource that
 . Illness and Disease         contains hundreds of thousands of pages of
   Database                    content. We have created an extensive amount
 . Alternative Practices       of original reference content specifically for
   Guide                       consumers. This material is written by medical
 . Herbal Database             writers, then reviewed and approved by
 . Emergency Care Guide        doctors. Our reference material is readily re-
 . Stop Smoking Center         licensable by and desirable to distribution
 . "Doctor Says" Video         partners. Selected examples of our proprietary
   Reference to Common         content include:
   Ailments
 . Allergy Index               The Illness and Disease Database contains
 . Healthy Eating Reference    encyclopedic entries for conditions. We intend
   Guide                       to continue to expand the number of conditions
                               in this database.

                               Our website provides information on
                               alternative healthcare management through the Herbal Database, which contains encyclopedic entries and illustrations, as well as the Alternative Practices guide, which is designed to help consumers understand various practices from naturopathy to homeopathy to acupuncture and more.

                               The Healthy Eating Reference Guide provides features on nutrition and eating well, interactive food pyramids based on healthy diets around the world, and a database of healthy recipes. Also included are guides to reading nutritional labels, tips for shopping and discussion groups.

          CHANNELS                             DESCRIPTION
--------------------------------------------------------------------------------
 Health and Medical References

 . OnHealth Reviewed Websites  The OnHealth Reviewed Websites area contains a review of over 250 websites. This creates a
                               source for finding trustworthy websites on the
                               Internet on important health and medical
                               conditions. Websites are reviewed for up to
                               date content, credibility and affiliation.
 Repackaged Public Information
 . Reading Room Materials      As part of our ongoing effort to provide
                               sources of credible health information, the
                               Reading Room areas are consumer-friendly re-
                               packaged selections from government health and
                               medical sources such as the National
                               Institutes of Health and the Centers for
                               Disease Control. These materials are derived
                               from dense and hard-to-find material, but
                               through extensive editorial selecting and
                               repackaging become useful consumer guides.
                               Additionally, these materials extend the depth
                               of content available through our reference
                               channel.
 Licensed Third Party Content
 . USP Drug Database           We supplement our proprietary content with
 . Vitamins and Minerals       third party licensed reference material and
 . Medical Dictionary          links to other health sites. These
 . Medline                     arrangements provide our users with one-stop
                               health research capabilities.

--------------------------------------------------------------------------------
 My Wellness Manager

 . Health Info Tracker         We believe that personalization is fundamental
 . Favorite discussions        to creating a functional, daily relationship
 . Local resources             with consumers by managing a family's health.
 . Favorite websites           My Wellness Manager is designed to encourage
 . Newsletter and Daily        return visits by providing an easy to use tool
   Briefing sign-up            for managing a family's health.
 . Access points to personal
   tools                       My Wellness Manager provides a single place to
 . Smoking Cessation program   store and update all the personalizable
 . Personal Health Assessment  functions within the website, from the Health
   Profile                     Info Tracker to saving direct links to
                               favorite discussion groups to user
                               personalized programs. My Wellness Manager gives consumers a way to save time and effort in a secure and personal environment.

                               We intend to expand the functionality and integrate My Wellness Manager into off-line relationships, for doctor visits, provider issues, holding and owning personal records information, alerting and supporting events like pediatric visits or prescription expirations.

--------------------------------------------------------------------------------
 Interactive Tools

 . Health Info Tracker         The Health Info Tracker is a free, private
                               searching service to track, retrieve and save important health news. Users choose up to 30 categories of health conditions or areas, and each day the Tracker searches a condition-specific database fed by daily newswire stories and OnHealth's new content. When the Tracker's "smart search" capabilities find new information available on the user's choices, it creates a results page with links to the news articles and sends an email alert notifying the user that there is new news.

          CHANNELS                             DESCRIPTION
--------------------------------------------------------------------------------
 Interactive Tools

 . Personal Health Assessment  A multi-question Personal Health Assessment
 . Smoking Cessation Program   assessment tool that gives users a relative
 . Broadcast Newsletters       risk rating and delivers tailored information
 . Calculators                 and services based on the assessment.
 . Quizzes
 . Health Polls                The Smoking Cessation Program is a self-
 . Clip and Send               directed interactive program that creates a
                               step-by-step approach: reinforcement,
                               information and reminders for quitting
                               smoking.

                               Broadcast Newsletters provide our users with a weekly e-mail newsletter alerting them to the latest In-Depth Reports, expert columns, events and more. In addition, the Daily Briefing is sent out through e-mail and includes links for additional information directly from e-mail.

                               Calculators, quizzes and polls give our users a personal way to interact with important health information. These quick and easy-to-use interactive tools are entertaining and encourage repeat usage.

                               Users can clip and send any page on the
                               website directly to someone with a personal note from the sender.

--------------------------------------------------------------------------------
 Interactive Communities

 . Women's Health              Our ability to integrate appropriate daily
 . Men's Health                journalism and events into the community
 . Healthy Living and Wellness discussions and support chats makes our
 . Pregnancy                   communities a more valuable and effective
 . Parenthood                  resource for our users. Communities are
 . Diseases and Conditions     important to health consumers who want to find
 . Sexuality                   others with similar conditions to share their
 . Alternative Medicine        information and support. We have over 50
 . Health Care Issues          community discussions that are maintained by
 . Pet Health                  dedicated managers.

--------------------------------------------------------------------------------
 Site Search, Refined Search
 and Interconnected Databases  Our search capability provides direct access to every part of the website from every page.
                               Our search capability provides direct access customize, target and sort their searches against sections or subsets of the website. Dynamically related linking on every page of the website is possible because the entire website is databased, and every piece of content is categorized and cross-indexed.

          CHANNELS                             DESCRIPTION
--------------------------------------------------------------------------------
 Local Health

 . Local Health Directory      The Local Health Directory provides national
 . Clinical Trials             localized directories for a variety of health
 . Recommend-a-Doctor          and medical information according to United
 . American Medical            States zip codes. This material is provided
   Association's               through a license with InfoSpace and
   Doctor Finder               integrated into our website.

                               Our Clinical Trials feature provides a
                               national listing of clinical trials by disease and by region.

                               The Recommend-a-Doctor feature provides a national database of more than 3,000 physicians created through our community of users of personally recommended doctors.

                               The American Medical Association's Doctor
                               Finder tool provides links directly into the American Medical Association database of credentialed physicians in the United States.

--------------------------------------------------------------------------------
 Shopping

 . Pharmacy -- Drugstore.com   We have chosen reputable e-commerce partners
 . Vitamins and Herbs --       to provide the choice of products and level of
   VitaminShoppe               service appropriate for health consumers.
 . Holistic Woman -- SelfCare
 . Books and Magazines --      We believe that e-commerce for health requires
   Amazon.com and enews.com    depth of information and support to aid the
 . Holidays and Gifts --       product-purchasing decision. Our health
   ProFlowers and              products shopping area creates categories with
   American Greetings          recommendations and has established a unique
 . Foods -- Whole Foods Market feature called "TimeSavers" which provides a
 . Healthy Home --             way for consumers to "Read About" a product or
   greenmarketplace.com        associated condition, "Talk About" the issues
                               with others in our community areas, or "Buy
                               It" directly from our e-commerce partner.

Content

   Onhealth.com draws its information from an array of medical and healthcare resources. Although we are committed to delivering high quality original content, in order to continue to provide our users with the richest health information solution, we also partner with a number of organizations and entities to supply content to the website.

  Original Journalism and Live Produced Events

   We have assembled a staff of ten medical and health editors, journalists and producers. Our senior editors have, on average, 12 years of medical and health editorial and reporting experience from such outlets as Consumer Reports, San Jose Mercury News, ABCNEWS.com, Mosby Medical Publishing and the Associated Press. In addition, we rely on more than 100 writers and contributors who provide content to the website. Our editorial staff has assembled a panel of doctors who review and update our medical reference material.

  Medical Center Content Exclusive to OnHealth

   We have established exclusive partnerships with leading medical institutions for extensive, condition-specific reference information and support for particular activities such as live surgeries. We believe the collection of these institutions creates a powerful and unique network with considerable opportunity for additional activities and content. Partnering with many institutions underscores OnHealth's commitment to providing multiples sources and perspectives from credible parties.

   We have chosen to partner with the following institutions for their expertise in research, clinical work and patient education:

  . Cleveland Clinic

  . Beth Israel Deaconess Cancer Center

  . Mount Sinai Cardiovascular Institute

  . Scripps Clinic

  . International Diabetes Center

  Third-Party Journalism and Licensed News Feeds and Features

   We receive exclusive online monthly reports from HealthNews, published by Massachusetts Medical Society, publishers of the New England Journal of Medicine. In addition, we supplement our exclusive content with licensed news and features from Reuters, NY Times Syndicate, Scripps and WellMed, among others.

Onhealth.com Traffic

   We launched our website in July 1998, and during July 1999, according to Media Metrix, onhealth.com attracted nearly 1,200,000 unique users, an increase of 182% from our March 1999 unique users, which ranks onhealth.com as one of the most trafficked consumer health websites in July 1999. According to Internet Profile Corporation, in June 1999, onhealth.com attracted
1,563,785 visits, an increase of 61% from our March 1999 visits. We have launched a coordinated traditional media advertising and public relations campaign designed to build the OnHealth brand through the use of television, radio, outdoor, print and other media. We also distribute in excess of 60,000 daily and weekly broadcast e-mails to registered users who have requested our Daily Briefing, Weekly Newsletter and Health Info Tracker. This private and personalized e-mail allows our users to stay current on the health-related subjects most important to themselves and their families.

Distribution

   To date, we have developed distribution partnerships and content sharing relationships resulting in more than 950 websites that drive traffic to our website. We intend to aggressively expand our content and distribution partnerships with both online and traditional media partners that can direct additional users to our website, thereby creating opportunities to generate multiple revenue streams. We have and will continue to enter into distribution agreements with leading search engine and portal companies; major Internet access providers; community, news, information and other specialty websites; media companies; promotional programs; other traditional media; and corporate/HMOs. By increasing our brand exposure and traffic through significant distribution agreements, we believe we will increase our attractiveness to advertisers as an effective means of advertising both health-related and non-health-related products. All of such relationships provide for a direct link to our website either by clicking on our logo or by clicking on a headline or article that then links back to our website. Headline links and articles are dynamically served and automatically updated, allowing affiliate websites to feature fresh, professional content while allowing us to reach desirable new audiences, build our brand, and drive traffic to our website. A sample of our current distribution relationships include:

                            Key Distribution Partner
--------------------------------------------------------------------------------

    Company/Site     Type of Website                Nature of Distribution
---------------------------------------------------------------------------------------
 AOL's Digital      Internet Portal   We are a key health content provider across
 City's Network                       Digital City's network of over 60 Digital City
                                      sites, offering general health content to all
                                      sites and local health resources to 20 new major
                                      Digital City markets. Digital City users can
                                      access onhealth.com's Daily Briefings, Ask Our
                                      Experts, In-Depth Reports, Conditions A-Z and
                                      other resources covering men's health, sports
                                      medicine, mental health, care giving, addiction,
                                      eye care, dental care and cosmetic surgery. Each
                                      local city guide will provide daily weather,
                                      pollen, air and UV indexes, community resources,
                                      support groups, and health events.
---------------------------------------------------------------------------------------
 Planet Direct      Internet Portal   Planet Direct features our Daily Briefing
                                      headlines, Daily Health Tips, Conditions A-Z
                                      database, pharmacy resources, In-Depth Reports,
                                      Condition Centers, Herbal Index and Ask Our
                                      Experts. In addition, our logo appears on Planet
                                      Direct's health homepage with a direct link to
                                      onhealth.com.
---------------------------------------------------------------------------------------
 Snap.com           Internet Portal   Snap.com features our Daily Briefing and In-
                                      Depth Report headlines within Snap.com's Health
                                      News and Diseases and Conditions section. We
                                      also supply co-branded partner content pages for
                                      more than 200 conditions that are prominently
                                      positioned in Diseases and Conditions, Men's
                                      Health, Women's Health, Children's Health,
                                      Sexual Health and Mental Health areas of Snap
                                      Health.

                            Key Distribution Partner
--------------------------------------------------------------------------------

    Company/Site     Type of Website                Nature of Distribution
---------------------------------------------------------------------------------------
 Yahoo!             Internet Portal   We have entered into a premier content and
                                      online marketing agreement with Yahoo designed
                                      to provide consumers with access to our health
                                      content and tools. Under the agreement,
                                      onhealth.com has an integrated presence on
                                      Yahoo! Health, as well as targeted advertising
                                      and promotional activities throughout the Yahoo!
                                      network of Web properties, including Yahoo
                                      Weather, My Yahoo, Yahoo Sports, Entertainment,
                                      Recreation, Yahooligans for Kids and Travel,
                                      among others, as part of Yahoo!'s Fusion
                                      Marketing Online program. Yahoo!'s users will
                                      have access to a variety of onhealth.com's
                                      content and tools as part of the program which
                                      is specifically designed to reach women aged 25-
                                      54 through demographic and editorial targeting.
                                      Under another agreement, we are the exclusive
                                      merchant in Yahoo! Health with an integrated
                                      commerce presence in the "alternative medicine"
                                      category. Yahoo! visitors will have access to
                                      our online store sections offering alternative
                                      health-related merchandise: Vitamins and Herbs,
                                      Holistic Woman, Foods and Healthy Home. These e-
                                      commerce opportunities will be integrated with
                                      Yahoo! Health's research capabilities, medical
                                      advice, physician locator, and personal health
                                      tests.
---------------------------------------------------------------------------------------
 WebTV              Internet Portal   We are the primary supplier of health and
                                      wellness content for the Explore Reference and
                                      Health category, receiving prominent placement
                                      and promotion on the WebTV Explore home page. We
                                      provide WebTV with access to Daily Briefings,
                                      In-Depth Reports, Ask Our Experts, Condition
                                      Centers and Resource areas.
---------------------------------------------------------------------------------------
 Ameritech          Internet Service  Ameritech Yellow Page users have access to our
                    Provider/Other    Daily Briefings, Ask Our Experts, In-Depth
                                      Reports, Conditions A-Z, Health Info Tracker,
                                      Pharmacy and Condition Centers.
---------------------------------------------------------------------------------------
 iSyndicate         Internet Service  iSyndicate features headlines for Daily
                    Provider/Other    Briefings, Ask Our Experts and In-Depth Reports.
                                      iSyndicate Express allows affiliate websites to
                                      integrate selected headlines on their pages,
                                      which link to onhealth.com for the full-text
                                      article.
---------------------------------------------------------------------------------------
 iToaster           Internet Service  We are the exclusive Health Partner for the
                    Provider/Other    debut of the iToaster. Our icon will be on the
                                      desktop of the first 10,000 units shipped by
                                      iToaster this summer. Users will be able to
                                      click through to onhealth.com from the
                                      prominently placed icon on the desktop.
---------------------------------------------------------------------------------------
 LifeMinders        Internet Service  We are the exclusive third party content
                    Provider/Other    provider for the LifeMinders.com Health &
                                      Nutrition category. Lifeminders delivers highly
                                      personal and relevant content, recommendations
                                      and tips to its Health & Nutrition members twice
                                      per month via email.
---------------------------------------------------------------------------------------
 MindSpring         Internet Service  Our logo is prominently featured adjacent to
                    Provider/Other    direct links to our In-Depth Reports and Ask Our
                                      Experts headlines.

                            Key Distribution Partner
--------------------------------------------------------------------------------

    Company/Site     Type of Website                Nature of Distribution
---------------------------------------------------------------------------------------
 Motorola's         Internet Service  Motorola's iKno! Network features our Daily
  iKno!             Provider/Other    Briefings sent directly to customers' pagers.
---------------------------------------------------------------------------------------
 Advance Internet,  News,             Advance Internet's users can access Daily Health
  Inc. (affiliate   Information       Tips, OnHealth Live, Ask Our Experts and Daily
  of Advance        and Content       Briefings from ten local sites.
  Publications,
  Inc.)
---------------------------------------------------------------------------------------
 Ask Jeeves         News,             We receive homepage promotion and integrated
                    Information and   content tiles and links in the Ask Jeeves'
                    Content           Health Channel that correspond to the compelling
                                      health question sponsored by OnHealth.
---------------------------------------------------------------------------------------
 Better Homes       News,             The Better Homes and Gardens website features
  and Gardens       Information       Daily Briefings and Conditions A-Z in its health
                    and Content       channel.
---------------------------------------------------------------------------------------
 Comcast Online     News,             Our logo is prominently featured with direct
  Communications;   Information       links to our website. Daily Briefings, In-Depth
  Comcast@home;     and Content       Reports, Ask Our Experts, Conditions Centers,
  and                                 Resources and Health Info Tracker are
  inyourtown.com                      prominently featured in the Health Channel.
---------------------------------------------------------------------------------------
 ThirdAge           News,             We are a primary health content provider to
                    Information       ThirdAge, offering In-Depth Reports, Condition
                    and Content       Centers and Health Info Tracker within its
                                      Health Channel.
---------------------------------------------------------------------------------------
 weather.com        News,             We are the exclusive third party provider of
                    Information       allergy-related information to weather.com,
                    and Content       whose users have access to OnHealth's In-Depth
                                      Reports, Ask Our Experts, Conditions A-Z and
                                      Allergy Condition Center.


Branding

   Our objective is to create the premier consumer health and wellness brand on the Internet. While there has been a proliferation of health-related websites on the Internet, we believe that no single participant has developed a preeminent, recognizable brand with online consumers. We have launched a coordinated traditional media advertising and public relations campaign designed to build the OnHealth brand through the use of television, radio, outdoor, print and online media. We have set a preliminary integrated budget of $25 million to be spent over the next year and we have retained TBWA/Chiat/Day and Fleishman-Hillard to assist us in this undertaking.

   Our management team has a proven track record of developing content and building leading consumer brands at Internet and traditional media companies such as MSNBC, The Discovery Channel, ABCNEWS.com, Starwave/ESPN Internet Ventures and Conde Nast Publications. We believe that the strength of our management team is a key factor that differentiates us from many of the other Internet health companies. While many online providers of health information have established branding strategies based on high profile alliances with Internet search engines, portals and service providers, we believe that a traditional media advertising strategy is an essential component to establishing any consumer brand and especially an Internet brand. Due to management's background, we are able to immediately apply a traditional media branding philosophy to the Internet based service we provide.

   The public relations activities coordinated through Fleishman-Hillard will complement the advertising program and will likely include intensive media relations support for the July relaunch of the website. This support will take the form of an aggressive media outreach to the consumer and business press with the goal of generating awareness of the website re-launch and brand campaign.

Revenue Model

   We intend to leverage the growth in our consumer base by exploiting opportunities to develop multiple revenue streams including advertising/sponsorship, e-commerce/transaction and syndication of content and interactive tools. In the first quarter of 1999, we launched a health products shopping area at our website and we plan to continue to expand our relationships with leading web e-tailers to offer consumers a full range of health-related products and services. Unlike many of our competitors, we have an opportunity to leverage our proprietary content and interactive tools through syndication to provide an additional revenue stream. We also believe that health consumers are interested in premium subscription offerings such as personalized smoking cessation and dietary programs, personalized health and condition reports and direct access to leading medical experts. By pursuing diversified revenue opportunities, we seek to reduce our dependence on and exposure to any single revenue stream.

Advertising/Sponsorship Sales

   Advertising on the Internet is rapidly becoming a viable commercial medium. According to Jupiter Communications, advertising revenue on the Internet is forecast to grow from $1.9 billion in 1998 to $4.4 billion in 2000 and $7.7 billion in 2002. We believe the demographics of our audience and our ability to target specific users of our website are attractive to healthcare advertisers and non-healthcare advertisers. We believe we have been able to create a differentiated and productive advertising environment by providing the following:

  . targeted programs to reach the most desirable consumers;

  . a wide variety and depth of sponsorship areas;

  . long-term exclusive relationships for highly prized condition-specific content;

  . creative, beyond-banner programs that appeal to more aggressive advertisers; and

  . personalization and key word targets that provide flexible cross-site delivery.

   We currently have over 50 different advertisers, five of which have signed year-long commitment packages each ranging in total revenue to us from $150,000 to $400,000. A partial list of healthcare advertisers we have attracted includes: Johnson & Johnson, AstraZeneca Pharmaceuticals, SmithKline Beecham, Pfizer, Schering-Plough, Glaxo Wellcome, Eli Lilly, Merck, Hoffman LaRoche, Butler Dental, Biogen, Hoechst Marion Roussel and SelfCare.

   Our consumer-oriented content also provides attractive audiences for non-healthcare advertisers. In addition to covering a broad range of wellness editorial (fitness, nutrition, stress reduction, pregnancy, childbirth, sexual health, health for seniors, alternative medicine, herbs and vitamins), we are developing a number of pre-packaged health-related sponsorship packages for non-endemic advertisers in areas that could include healthy eating, healthy travel, healthy pet, fiscally fit, auto safety, Y2K baby, fitness file and holiday packages.

   A partial list of the non-healthcare advertisers we have attracted includes:
IBM, Citibank, Dr. Scholl's, Kellogg's, Ford, Talkway, Call Connect.com, GM Buypower, GM Goodwrench, Pontiac, Buick LeSabre, Procter & Gamble, Infantime, Women.com, Lifewise Family Financial Services, ESPN, Disney and Microsoft.

E-commerce

   Transactions. Our model for e-commerce is to generate revenue by focusing on three areas: fees for guaranteed impressions, exclusivity fees and revenue sharing. We believe our shopping channel has many advantages for the consumer, including:

  . Information from our articles, databases, experts and community, all from one location, so that consumers can learn to manage their health and use that information to make better-informed purchases of products and services.

  . OnHealth TimeSavers enable consumers to read about, discuss and purchase various products. Every day, consumers can get information on timely subjects, share ideas with others and buy the products they need to help maintain their good health.

  . Carefully selected online retailers who offer the best combination of products and services, customer service, reliable and secure online transaction capability and competitive prices.

   We recently partnered with drugstore.com as our exclusive online drugstore, VitaminShoppe as our exclusive vitamins and herbs merchant, and SelfCare as our exclusive merchant in the Holistic Woman section. In addition to these partner relationships, we have established various affiliate relationships. Under the terms of the agreements governing affiliate relationships, we share in the revenue from purchases made by consumers directed to the partner website from our website. Affiliate merchants include Amazon.com, American Greeting Cards Online, ProFlowers, Whole Foods Market, greenmarketplace.com and enews.com.

   In the near term, we anticipate that there will be approximately eight to ten total categories in our shopping channel, all representing healthy living extensions. Examples of additional categories to be added could include cooking supplies, travel, healthy pets, insurance and music. We also plan to add an assortment of gift baskets pertaining to health and life events, such as sending a child to college or having a baby.

   Longer-term shopping channel plans include offering e-commerce products and services that have an interconnection to our audience and subject matter, through a combination of partnering with various e-commerce websites, as well as developing or acquiring our own e-commerce offerings. Products are expected to include medical/health-related supplies, everyday health and wellness essentials, baby products, beauty products, home and garden, toys, music, videos and financial services. We plan to continue to deepen the level and types of services we offer based on consumer needs and requests, including special commerce events, customized discounts on health products and more time-saving buying opportunities focused on wellness and health management.

   We intend to introduce premium services in the fourth quarter of 1999. Possible examples of paid subscription services include: Ask a Doctor, where users can submit questions to a doctor for a fee; and smoking cessation, weight loss, stress management and pre-natal care programs.

Syndication Opportunities

   We believe that our original content and interactive tools can be leveraged into a broader revenue platform. Syndication of content and interactive tools is a significant add-on revenue opportunity that arises naturally from our strategy and branding program. Since we own a significant amount of our content and interactive tools, we have the ability to syndicate content, interactive tools and subsets of the website to other websites, offline media and/or private label websites. We believe that syndication opportunities exist with hospitals, pharmacy benefit management companies, corporations, health maintenance organizations and associations, among others.

Technology and Systems

   Our website uses Internet hardware and software technologies from, among others, Compaq, Intergraph, F5 and Cisco, and software from Microsoft, Netgravity and eShare. Exodus IT-class co-location facilities provide a secure, high availability and high bandwidth environment for our production servers and testing servers. Exodus provides redundant OC-3 and OC-12 backbone connections to the Internet, uninterruptible power supplies with diesel generator backup, housed in a copper-lined, earthquake-resistant building located in south Seattle. Direct connections to the hosting facility via T1 and DSL lines allow our main office to reliably connect to the production environment and the Internet.

   All mission-critical database servers are designed to be redundant and employ warm-backup technology to minimize downtime and maximize data integrity. Multiple web servers and advertising servers are utilized to provide high-availability. Traffic is balanced between all available servers through load balancing, server monitoring hardware.

   We believe that onhealth.com has been designed to be a stable and scaleable solution sufficient for our foreseeable needs. See "Risk Factors -- Our business is dependent on the continuous, reliable and secure operation of our website and related tools and functions we provide."

Competition

   The editorial environment in interactive media is new, highly competitive and rapidly evolving. Since the Internet's commercialization in the mid 1990s, the number of websites on the Internet competing for consumers' attention and spending has proliferated with no substantial barriers to entry, and we expect that competition will continue to intensify.

   Our website competes directly for advertisers, users, e-commerce customers and merchants, distribution and syndication partners and other affiliates with numerous Internet and non-Internet businesses, including:

  . health-related online services or websites targeted at consumers, such as accenthealth.com, ahn.com, americasdoctor.com, betterhealth.com, drkoop.com, drweil.com, healthcentral.com, healthgate.com, intelihealth.com, mayohealth.org, mediconsult.com, thriveonline.com and webmd.com;

  . online and Internet portal companies, such as America Online, Inc., Lycos
    Corporation, Microsoft Network, Excite, Inc., Infoseek Corporation, and Yahoo! Inc.;

  . electronic merchants and conventional retailers that provide healthcare goods and services competitive to those available from links on our website;

  . hospitals, HMOs, managed care organizations, insurance companies and other healthcare providers and payors which offer healthcare information through the Internet; and

  . other consumer affinity groups, such as the American Association of Retired Persons, SeniorNet and ThirdAge Media, Inc. which offer healthcare-related content to specific demographic groups.

   We believe that the principal competitive factors in attracting and retaining users is the depth, breadth and timeliness of content, the ability to offer compelling and relevant content and brand recognition. Other important factors in attracting and retaining users include ease of use, service quality and cost. In addition, we also compete with traditional media, including print and television for users and advertising dollars. Our known and prospective competitors are often significantly larger and better financed than us and may be better able to afford a more intense competitive environment than OnHealth. See "Risk Factors -- The Internet is highly competitive and changing rapidly, and we may not have the resources to compete adequately."

Intellectual Property

   We regard our copyrights, service marks, trademarks, trade secrets, proprietary technology and similar intellectual property as critical to our success, and we rely on trademarks, copyrights, and trade secrets to protect our proprietary rights. While we try to assure that the quality of the OnHealth brand is maintained through such actions, there can be no assurance that steps we have taken and continue to take to protect our proprietary rights will be adequate or that third parties will not infringe on our intellectual property. In addition, there can be no assurance that third parties will not assert infringement claims against us which, even if not meritorious, could result in the expenditure of substantial resources and management effort. See "Risk Factors -- Much of our website relies on owned or licensed intellectual property and we cannot be sure that such rights are protected from the use of others, including potential competitors."

Employees

   As of June 30, 1999, we employed 61 people on a full-time basis. When conditions demand it, we also use part-time employees. None of our employees are represented by a labor union and we consider our relationship with our employees to be good. We believe that some measure of our future success is dependent upon attracting and retaining qualified employees, and competition for hiring such employees is intense.

Legal Proceedings

   From time to time, we have been involved in legal proceedings in the normal course of our operations. Other than as described below, we are not currently a party to any pending or, to our knowledge, threatened legal proceedings in which an adverse decision could have a material impact on our results of operations or financial position. In June 1999, Jon Fisse, our newly named Chief Operating Officer resigned from the Company before the Company and Mr. Fisse were able to agree on the terms of his employment agreement. We have filed a declaratory judgement action in the United States District Court for the Western District of Washington seeking to declare that Mr. Fisse terminated his employment and that we owe him no future remuneration or stock option benefits. On the same day Mr. Fisse filed a lawsuit in the United States District Court for the Southern District of New York, asserting that OnHealth terminated Mr. Fisse and violated his rights in connection with his separation from OnHealth. As a result, Mr. Fisse is seeking damages which include severance compensation, stock option benefits and compensatory and punitive damages for allegedly defamatory statements contained in our press release which announced Mr. Fisse's departure. We believe we have valid defenses against Mr. Fisse's claims and intend to defend against such claims vigorously.

Facilities

   We lease approximately 7,000 square feet of space where our principal executive and administrative offices are located at 808 Howell Street, Suite 400, Seattle, Washington 98101. The lease expires June 30, 2003. We also maintain approximately 1,500 square feet of office space in Seattle that is subleased on a month-to-month basis. In October 1998, we subleased approximately 525 square feet of office space located at 420 Lexington Avenue, Suite 300, New York, New York 10170. This sublease expires in September 1999. Beginning September 1, 1999 we have leased 8,250 square feet of office space located at 536 Broadway, New York, New York. This lease expires October 31, 2004.

                                   Management
--------------------------------------------------------------------------------

   Set forth are the directors, executive officers and key personnel of OnHealth.

 Name                                 Age Title
 ----                                 --- -----
 Robert N. Goodman...................  47 Chief Executive Officer, President
                                          and Director
                                          Executive Vice President and General
 Rebecca J. Farwell..................  38 Manager
 Mary G. Bruno.......................  47 Senior Vice President of Publishing
 Ronald M. Stevens...................  35 Chief Financial Officer
 Steven R. Cloherty..................  31 Vice President of Technology
 Michael A. Brochu...................  46 Chairman of the Board
 Ann Kirschner.......................  48 Director
 Ram Shriram.........................  42 Director
 Rick Thompson.......................  39 Director

   Our executive officers are elected at the discretion of the Board of Directors with no fixed term. There are no family relationships between or among any of our executive officers or directors.

   Robert N. Goodman joined OnHealth in December 1997 as President and Chief Executive Officer and a member of our Board of Directors. From April 1997 to December 1997, he was the director of business development for MSNBC Interactive News, LLC. From December 1995 to April 1997, Mr. Goodman was an independent consultant working for Microsoft Corporation. From November 1993 to October 1995, he was Assistant General Counsel for The 3DO Company.

   Rebecca J. Farwell joined OnHealth in February 1998 and currently serves as Executive Vice President and General Manager. Prior to that, she was the editorial director for Discovery Channel Online and Discovery Publishing. She began her career at The Discovery Channel in 1987 as the managing editor of The Discovery Channel Magazine.

   Mary G. Bruno joined OnHealth in July 1999 as Senior Vice President of Publishing. From April 1998 to July 1999, Ms. Bruno served as Executive Producer of ABCNEWS.com and as Managing Editor of ABCNEWS.com from October 1996 to April 1998. From January 1995 to October 1996, she served as News Editor for Mr. Showbiz, an online entertainment magazine.

   Ronald M. Stevens joined OnHealth in August 1999 as Chief Financial Officer. From May 1996 to August 1999, he served as General Manager and Senior Vice President of Sierra-On-Line, Inc. a leader in entertainment software. From May 1994 to May 1996, he served as Corporate and Divisional Controller of Sierra-On-Line.

   Steven R. Cloherty joined OnHealth in March 1998 and currently serves as Vice President of Technology. Before joining OnHealth, he worked as program manager for The Microsoft Network Premier Services from March 1997 to March 1998. From August 1995 to March 1997, he served as an Independent Contractor to Microsoft. From August 1994 to August 1995, he worked as a database developer for Pacific Interactive, an interactive CD-ROM Developer. While at The Microsoft Network, Cloherty successfully launched The MINT, American Movie Classics and Getworking Web sites, while directing the development of MSN's Channel 5.

   Michael A. Brochu has been a Director of the Company since April 1997 and has also served as Chairman of the Board of Directors of the Company since October 1997. Mr. Brochu has served as President and Chief Executive Officer of Primus, Inc., a leader in entertainment software, since November 1997. From October 1995 to October 1997, he served as President and Chief Operating Officer of Sierra On-Line, Inc., a computer game software developer, and as its Chief Financial Officer and Executive Vice President from July 1994 to October 1995. From 1987 to July 1994, Mr. Brochu served in the positions of Senior Vice President, Chief Financial Officer and Chief Operating Officer of Burlington Environmental, Inc., a division of Burlington Resources, Inc.

   Ann Kirschner has been a Director of the Company since February 1998. Ms. Kirschner is currently the executive director of Columbia Media Enterprises. From December 1994 to December 1998, she served as Vice President of NFL Interactive for NFL Enterprises, Inc. Ms. Kirschner was responsible for the launch of the NFL's official website, the official Super Bowl website and Team NFL. Prior to December 1994, she served as President of Comma Communications for more than two years.

   Ram Shriram has been a Director of the Company since February 1998. Mr. Shriram is Vice-President of Business Development at Amazon.com. Prior to its acquisition by Amazon.com, Mr. Shriram served as President and Chief Operating Officer of Junglee Corporation, a company that enables Web users to locate, compare and transact goods and services on the Internet. Previously, Mr. Shriram served as Vice President of Netscape Communications Corporation from February 1994 to February 1998. Mr. Shriram was Netscape's Director, Channel Sales of Network Computing Devices, from October 1990 to November 1994.

   Rick Thompson has been a Director of the Company since February 1998. Mr. Thompson has served as Vice President and General Manager of Microsoft Corporation's Hardware Division since October 1987. Mr. Thompson manages the division's product lines and oversees development.

                         Description of Our Securities
--------------------------------------------------------------------------------

Common Stock

   Our Articles of Incorporation authorize us to issue 100,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of June 30, 1999, there were 16,222,420 shares of common stock outstanding and no shares of preferred stock outstanding. Each holder of a share of common stock gets one vote per share on all matters submitted to a vote of shareholders but may not cumulate votes for the election of directors. Holders of common stock also are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available. In the event of our dissolution, liquidation or winding up, holders of common stock are entitled to share in all assets which remain after the satisfaction of any claims of creditors or of the holder of any securities senior to the common stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. All the outstanding shares of common stock are fully paid and nonassessable.

Warrants

   As of June 30, 1999, we had outstanding warrants to purchase 224,662 shares of common stock with various parties with varying exercise prices and termination dates. Certain of these warrant holders have piggy-back registration rights.

Provisions Affecting Acquisitions and Business Combinations

   The Washington Business Corporations Act contains certain provisions that may have the effect of delaying or discouraging another person or company from a hostile takeover of us. Chapter 23B.19 of the Washington Business Corporations Act prohibits a target corporation, with certain exceptions, from engaging in certain significant business transactions (such as a merger or sale of assets) with a person or group of persons which beneficially acquires 10% or more of the corporation's voting securities (an "Acquiring Entity") for a period of five years after such acquisition, unless the transaction is approved by a majority of the members of the target corporation's board of directors prior to the date of the transaction. An Acquiring Entity is further prohibited from engaging in significant business transactions with the target corporation unless the per share consideration paid to holders of outstanding shares of common stock and other classes of stock of the target corporation meet certain minimum criteria. These provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

Director and Officer Indemnification

   The Washington Business Corporations Act provides that a Washington corporation may include provisions in its articles of incorporation relieving each of its directors of monetary liability arising out of his or her conduct as a director for breach of his or her fiduciary duty, except liability for:
(i) acts or omissions of a director finally adjudged to be intentional misconduct or a knowing violation of law, (ii) conduct in violation of Section 23B.08.310 of the Washington Business Act (which section relates to unlawful distributions), or (iii) any transaction with respect to which it is finally adjudged that a director personally received benefit in money, property or services to which the director was not legally entitled. Our Articles of Incorporation include such provisions. Our Articles of Incorporation and Bylaws provide that we are obligated, to the fullest extent permitted by law, to indemnify and advance expenses to each of our currently acting and former directors and officers, and may so indemnify and advance expenses to each of our current and former employees and agents. We believe that the foregoing provisions are necessary to attract and retain qualified persons as directors and officers.

                             Principal Shareholders
--------------------------------------------------------------------------------

   The following table sets forth the number of shares of our common stock beneficially owned by (i) each director; (ii) each of our named executive officers; (iii) all directors and executive officers as a group; and (iv) to the best of our knowledge, all beneficial owners of more than 5% of the outstanding shares of our common stock as of June 30, 1999. Unless otherwise indicated, the shareholders listed in the table have sole voting and investment power with respect to the shares indicated.

                                                      Common Shares
                                                      Beneficially    Percent of
Name(1)                                                 Owned(2)       Class(2)
-------                                               -------------   ----------
Robert N. Goodman....................................     365,625(3)      2.2%
Rebecca J. Farwell...................................      41,875(4)        *
Michael A. Brochu....................................     233,750(5)      1.4%
Ann Kirschner........................................      46,250(6)        *
Ram Shriram..........................................      46,250(7)        *
Rick R. Thompson.....................................      46,250(8)        *
Van Wagoner Capital Management, Inc..................   6,320,300(9)     39.0%
Nevis Capital Management, Inc........................   1,294,000(10)     8.0%
All Directors and Executive
 Officers as a Group (6 persons).....................     780,000(11)     4.6%

-----------------
 *  Less than 1% of the outstanding shares of common stock.

(1) The addresses of the more than 5% holders are: Van Wagoner Group (Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc.) 207 East Buffalo Street, Suite 400, Milwaukee, WI, 53202; Nevis Capital Management, Inc. -- 1119 St. Paul Street, Baltimore, MD 21202.

(2) Based on 16,222,420 shares of outstanding stock as of June 30, 1999. Under the rules of the SEC, shares not actually outstanding are nevertheless deemed to be beneficially owned by a person if such person has the right to acquire the shares within 60 days. Pursuant to such SEC rules, shares deemed beneficially owned by virtue of a person's right to acquire them are also treated as outstanding when calculating the percent of class owned by such person and when determining the percentage owned by a group.

(3) Includes 365,625 shares which may be purchased by Mr. Goodman upon exercise of currently exercisable options.

(4) Includes 41,875 shares which may be purchased by Ms. Farwell upon exercise of currently exercisable options.

(5) Includes 233,750 shares which may be purchased by Mr. Brochu upon exercise of currently exercisable options.

(6) Includes 46,250 shares which may be purchased by Ms. Kirschner upon exercise of currently exercisable options.

(7) Includes 46,250 shares which may be purchased by Mr. Shriram upon exercise of currently exercisable options.

(8) Includes 46,250 shares which may be purchased by Mr. Thompson upon exercise of currently exercisable options.

(9) Of the shares, 6,320,300 shares are owned by Van Wagoner Funds, Inc. ("Van Wagoner Funds") and 413,250 shares are owned by clients of Van Wagoner Capital Management, Inc. ("Van Wagoner Capital"). Van Wagoner Funds has the sole power to vote 5,907,050 shares. Van Wagoner Capital has no power to vote 413,250 shares and has sole investment power over all of the shares, including the shares held by Van Wagoner Funds. The Company has relied on information contained in a Schedule 13G/A filed with the SEC on July 12, 1999 by Van Wagoner Funds and Van Wagoner Capital as a group.

(10) Based on information provided to the Company by two members of Nevis Capital Management, Inc. in April 1999.

(11) Includes 780,000 shares which may be purchased upon exercise of currently exercisable options.

                              Plan of Distribution
--------------------------------------------------------------------------------

   We may offer and sell the shares covered by this prospectus from time to time. We may sell the shares of common stock in one or more transactions in the over-the-counter market, on the Nasdaq SmallCap Market or the Nasdaq National Market or other exchange on which the shares may be listed, including through block trades or ordinary broker's transactions, or in privately negotiated transactions, through the writing of options on the shares or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Alternatively, we may offer the shares to or through underwriters, brokers or dealers who may act solely as agents, or who may acquire shares as principals. Such underwriters may include Warburg Dillon Read LLC, SG Cowen Securities Corporation and CIBC World Markets Corp., among others. We may pay usual and customary or specifically negotiated brokerage fees or commissions in connection with such sales. In connection with such sales, we and any participating brokers or dealers may be deemed "underwriters" as such term is defined in the Securities Act and the commissions paid or discounts allowed to any of such underwriters, brokers, dealers or agents, in addition to any profits received on resale of the shares if any such underwriters, brokers, dealers or agents should purchase any shares as a principal, may be deemed to be underwriting discounts or commissions under the Securities Act.

   If we use an underwriter or underwriters in the sale of common stock, we will execute an underwriting agreement with the underwriter or underwriters at the time we reach an agreement for sale. We will set forth in the prospectus supplement the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers. Underwriters and others participating in any offering of common stock may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. We will describe any of these activities in the prospectus supplement.

   If a dealer is used in the sale of common stock, we or an underwriter will sell common stock to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The prospectus supplement will set forth the name of the dealer and the terms of the transactions.

   We may indemnify any underwriter or broker-dealer that participates in transactions involving the sale of the shares against liabilities resulting therefrom. Among these liabilities for which indemnification may be provided are those arising under the Securities Act. The prospectus supplement will describe the terms and conditions of indemnification or contribution.

   We may be subject to the anti-manipulation rules of Regulation M under the Exchange Act which apply to sales of shares in the market and to other activities we may wish to conduct.

   In order to comply with the securities laws of certain states, if applicable, the shares may only be sold in such jurisdictions through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   In connection with distributions of the shares or otherwise, we may enter into hedging transactions with broker-dealers or other financial institutions. In connection with a hedging transaction, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with us. We may also sell the shares short and deliver the shares offered hereby to close out such short positions. We may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. We may also loan or pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus, as supplemented or amended to reflect such transaction. In addition, any shares that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

   We will make copies of this prospectus, with any supplements or amendments, available to purchasers at or prior to the time of any sale of the shares offered by this prospectus and the applicable prospectus supplement.

                                 Legal Matters
--------------------------------------------------------------------------------

   For purposes of this offering, Preston Gates & Ellis LLP, Seattle, Washington, is giving its opinion on the validity of the shares of common stock offered by this prospectus. Members of Preston Gates & Ellis LLP and attorneys and staff who have participated in this matter own collectively 2,200 shares of OnHealth common stock.

                                    Experts
--------------------------------------------------------------------------------

   The financial statements, including the financial statement schedule incorporated by reference, of OnHealth Network Company at December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, appearing in and incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing and incorporated by reference elsewhere herein, and are included in reliance upon such reports given the authority of such firm as experts in accounting and auditing.

                      Where You Can Find More Information
--------------------------------------------------------------------------------

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the documents we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

   The SEC allows us to "incorporate by reference" the information in documents we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     1. Annual Report of OnHealth Network Company on Form 10-K, as amended, for the fiscal year ended December 31, 1998;

     2. Quarterly Report of OnHealth Network Company on Form 10-Q for the three months ended March 31, 1999;

     3. Quarterly Report of OnHealth Network Company on Form 10-Q for the six months ended June 30, 1999; and

     4. Proxy Statement of OnHealth Network Company for the annual meeting of shareholders held June 15, 1999.

   You may request a copy of these filings or a copy of any or all of the documents referred to above which have been or may be incorporated in this prospectus by reference, at no cost, by writing us at the following address:
Corporate Secretary, 808 Howell Street, Suite 400, Seattle, Washington 98101. Our telephone number is (206) 583-0100.

                         Index to Financial Statements

                                                                            Page
                                                                            ----
Report of Ernst & Young LLP, Independent Auditors.......................... F-2

Balance Sheets............................................................. F-3

Statements of Operations................................................... F-4

Statements of Shareholders' Equity......................................... F-5

Statements of Cash Flows................................................... F-6

Notes to Financial Statements.............................................. F-7

               Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders
OnHealth Network Company

   We have audited the accompanying balance sheets of OnHealth Network Company as of December 31, 1997 and 1998 and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OnHealth Network Company at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Seattle, Washington
March 15, 1999

                            OnHealth Network Company
                                 Balance Sheets

                                                  December 31,
                                                ------------------   June 30,
                                                  1997      1998       1999
                                                --------  --------  -----------
                                                                    (Unaudited)
                                                       (In thousands)
Assets
Current assets:
 Cash and cash equivalents..................... $  2,488  $  2,119   $  8,854
 Accounts receivable, net of allowances of
  $1,011 (1997), $256 (1998) and $286 (1999)...      337       509        488
 Inventories...................................      150        --         --
 Other current assets..........................      332       409      1,791
                                                --------  --------   --------
  Total current assets.........................    3,307     3,037     11,133
Furniture and equipment:
 Computers and software........................    2,856     1,218      1,750
 Office equipment..............................    1,403       291        291
                                                --------  --------   --------
                                                   4,259     1,509      2,041
 Accumulated depreciation......................   (2,989)     (774)      (921)
                                                --------  --------   --------
  Furniture and equipment, net.................    1,270       735      1,120
Other non-current assets.......................       --       122         44
                                                --------  --------   --------
  Total assets................................. $  4,577  $  3,894   $ 12,297
                                                ========  ========   ========

Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
 Accounts payable.............................. $  1,919  $  1,526      3,735
 Other accrued expenses........................    2,640     2,669      1,259
                                                --------  --------   --------
  Total current liabilities....................    4,559     4,195      4,994
Other noncurrent liabilities...................       --        --         34
Commitments and contingencies
Shareholders' equity (deficit):
 Preferred stock, $.01 par value: authorized,
  1,000; issued and outstanding, none..........       --        --         --
 Common stock, $0.01 par value; authorized,
  100,000; issued and outstanding, 10,106
  (1997) 12,800 (1998) and 16,222 (1999).......      101       128        162
 Additional paid-in-capital....................   78,493    89,086    107,765
 Accumulated deficit...........................  (78,576)  (89,515)  (100,658)
                                                --------  --------   --------
  Total shareholders' equity (deficit).........       18      (301)     7,269
                                                --------  --------   --------
  Total liabilities and shareholders' equity
   (deficit)................................... $  4,577  $  3,894   $ 12,297
                                                ========  ========   ========

    The accompanying notes are an integral part of the financial statements

                            OnHealth Network Company
                            Statements of Operations

                                                            Six Months Ended
                              Year Ended December 31,           June 30,
                             ----------------------------  --------------------
                               1996      1997      1998     1998       1999
                             --------  --------  --------  -------  -----------
                                                                    (Unaudited)
                                 (In thousands, except per share data)
Net revenue................  $  9,470  $  3,761  $  1,522  $   485   $    781
Cost of revenue............     5,076     2,541       767      741         99
                             --------  --------  --------  -------   --------
Gross margin...............     4,394     1,220       755     (256)       682
Operating expenses:
 Product development,
  editorial and design.....     5,651     4,243     3,744    1,558      3,048
 Sales and marketing.......     2,705     1,347     5,626    1,431      7,011
 General and
  administrative...........     6,364     6,892     2,404    1,233      1,997
                             --------  --------  --------  -------   --------
  Total operating
   expenses................    14,720    12,482    11,774    4,222     12,056
                             --------  --------  --------  -------   --------
Loss from operations.......   (10,326)  (11,262)  (11,019)  (4,478)   (11,374)
Interest income (expense)..       169      (158)       84       54        229
Other income (expense).....        --       473        (4)     282          2
                             --------  --------  --------  -------   --------
Total interest and other
 income (expense)..........       169       315        80      336        231
                             --------  --------  --------  -------   --------
Net loss...................   (10,157)  (10,947)  (10,939)  (4,142)   (11,143)
Preferred stock dividends..      (119)     (100)     (103)     (56)        --
Preferred stock accretion..       (60)      (43)     (702)    (154)        --
Preferred stock deemed
 dividend..................        --    (2,875)     (220)      --         --
                             --------  --------  --------  -------   --------
Net loss applicable to
 common shareholders.......  $(10,336) $(13,965) $(11,964) $(4,352)  $(11,143)
                             ========  ========  ========  =======   ========
Net loss per common share--
 Basic and diluted.........  $  (1.36) $  (1.73) $  (1.12) $ (0.43)  $  (0.72)
                             ========  ========  ========  =======   ========
Weighted average number of
 common shares
 outstanding...............     7,580     8,056    10,680   10,131     15,544
                             ========  ========  ========  =======   ========

    The accompanying notes are an integral part of the financial statements

                            OnHealth Network Company
                       Statements of Shareholders' Equity

                            Common Stock    Additional                  Total
                          -----------------  Paid-In   Accumulated  Shareholders'
                          Shares  Par Value  Capital     Deficit   Equity (Deficit)
                          ------  --------- ---------- ----------- ----------------
                                               (In thousands)
Balance at December 31,
 1995...................   7,524    $ 75     $ 70,277   $ (57,472)     $ 12,880
Issuance of common
 stock:
 Exercise of options....      88       1          355          --           356
Dividends on convertible
 redeemable preferred
 stock ($0.06 per
 share).................      --      --         (119)         --          (119)
Preferred stock
 accretion..............      --      --          (60)                      (60)
Net loss................      --      --           --     (10,157)      (10,157)
                          ------    ----     --------   ---------      --------
Balance at December 31,
 1996...................   7,612      76       70,453     (67,629)        2,900
Issuance of common
 stock:
 Exercise of options....      59       1           97          --            98
 Lawsuit settlement.....     175       2          431          --           433
 Return of common stock
  per Mayo agreement....    (490)     (5)           5          --            --
 Preferred stock
  conversion to common..   1,000      10        1,938          --         1,948
Dividends on convertible
 redeemable preferred
 stock ($0.05 per
 share).................      --      --         (100)         --          (100)
Preferred stock
 accretion..............      --      --          (43)         --           (43)
Convertible subordinated
 debenture conversion to
 common.................   1,750      17        5,712          --         5,729
Net loss................                                  (10,947)      (10,947)
                          ------    ----     --------   ---------      --------
Balance at December 31,
 1997...................  10,106     101       78,493     (78,576)           18
Issuance of common
 stock:
 Private placements.....   1,543      15        5,675          --         5,690
 Exercise of options....     371       4        1,064          --         1,068
 Preferred stock
  conversion to common
  stock.................     733       8        3,622          --         3,630
Services................      47      --          365          --           365
Discount on sale of
 convertible redeemable
 preferred stock........      --      --          702          --           702
Cash dividends on
 convertible redeemable
 preferred stock ($0.06
 per share).............      --      --           (3)         --            (3)
Non-cash dividends -
 preferred stock........      --      --         (100)         --          (100)
Accretion of discount on
 preferred stock........      --      --         (702)         --          (702)
Preferred stock deemed
 dividend...............      --      --         (220)         --          (220)
Issuance of stock
 options and warrants
 for services...........      --      --          190          --           190
Net loss................      --      --           --     (10,939)      (10,939)
                          ------    ----     --------   ---------      --------
Balance at December 31,
 1998...................  12,800     128       89,086     (89,515)         (301)
                          ------    ----     --------   ---------      --------
Net proceeds from the
 issuance of common
 stock:
 Private placements*....   2,596      26       14,065          --        14,091
 Exercise of options*...     278       3        1,070          --         1,073
 Exercise of warrants*..     356       3        1,582          --         1,585
 Services*..............     192       2        1,938          --         1,940
Amortization of deferred
 compensation*..........      --      --           24          --            24
Net loss*...............      --      --           --     (11,143)      (11,143)
                          ------    ----     --------   ---------      --------
Balance at June 30,
 1999*..................  16,222    $162     $107,765   $(100,658)     $  7,269
                          ======    ====     ========   =========      ========

- -----------------
* Unaudited

    The accompanying notes are an integral part of the financial statements

                            OnHealth Network Company
                            Statements of Cash Flows

                                                              Six Months Ended
                                 Year Ended December 31,          June 30,
                                ----------------------------  -----------------
                                  1996      1997      1998     1998      1999
                                --------  --------  --------  -------  --------
                                              (In thousands)
Cash flows from operating
 activities:
 Net loss.....................  $(10,157) $(10,947) $(10,939) $(4,142) $(11,143)
 Adjustments to reconcile net
  loss to cash used in
  operating activities:
 Depreciation and
  amortization................     1,409     1,252       722      429       147
 Interest expense associated
  with debenture conversion...        --     2,229        --       --        --
 (Gain) loss on disposition
  of furniture and
  equipment...................        (3)      711       285       --        --
 Provision for (recoveries
  of) doubtful accounts and
  returns.....................     1,675     2,336      (755)    (753)       29
 Other........................        --        --         8       --        11
 Compensation associated with
  from stock option grants....        --        --       130       --        24
 Common stock issued as
  litigation settlement.......        --       433        --       --        --
 Amortization of prepaid
  advertising and promotional
  agreements..................        --        --       365       --       646
 Changes in assets and
  liabilities:
  (Increase) decrease in
   accounts receivable........    (2,601)    1,461       583      981        (8)
  Decrease in inventories.....       666         5       150      150        --
  (Increase) decrease in
   other current assets.......      (139)      253       (25)     223       (95)
  (Increase) decrease in
   other non-current assets...      (585)    1,885      (122)      --        78
  Increase (decrease) in
   accounts payable...........       843    (1,287)     (393)    (516)    2,209
  Increase (decrease) in
   other accrued expenses.....       636       760        29     (864)   (1,381)
                                --------  --------  --------  -------  --------
   Net cash used in operating
    activities................    (8,256)     (909)   (9,962)  (4,492)   (9,483)
Cash flows from investing
 activities:
 Proceeds from disposition of
  furniture and fixtures......       510        61       217       --        --
 Capital expenditures.........      (288)     (104)     (689)    (219)     (532)
                                --------  --------  --------  -------  --------
Net cash provided by (used in)
 investing activities.........       222       (43)     (472)    (219)     (532)
Cash flows from financing
 activities:
 Proceeds from issuance of
  convertible redeemable
  preferred stock.............        --        --     5,000    5,000        --
 Proceeds from issuance of
  convertible subordinated
  debentures..................     3,500        --        --       --        --
 Proceeds from issuance of
  common stock:
 Private placements...........        --        --     5,690       --    14,092
 Exercise of options..........       356        98     1,068      176     1,072
 Exercise of warrants.........        --        --        --       --     1,586
 Redemption of preferred
  stock.......................        --        --    (1,690)      --        --
 Preferred stock dividends
  paid........................      (119)     (120)       (3)      --        --
                                --------  --------  --------  -------  --------
   Net cash provided by (used
    in) financing activities..     3,737       (22)   10,065    5,176    16,750
                                --------  --------  --------  -------  --------
Net increase (decrease) in
 cash and cash equivalents....    (4,297)     (974)     (369)     465     6,735
Cash and cash equivalents at
 beginning of year............     7,759     3,462     2,488    2,488     2,119
                                --------  --------  --------  -------  --------
Cash and cash equivalents at
 end of year..................  $  3,462  $  2,488  $  2,119  $ 2,953  $  8,854
                                ========  ========  ========  =======  ========

    The accompanying notes are an integral part of the financial statements

                            OnHealth Network Company
                         Notes to Financial Statements
  (Information as of and for the six months ended June 30, 1999 is unaudited)

Note 1. Description of Business and Summary of Significant Accounting Policies

 Description of the Business

   OnHealth Network Company, formerly known as IVI Publishing, Inc. (the "Company"), is engaged in a single business consisting of electronic publishing of health and medical information in interactive multimedia formats.

 Interim Financial Information

   The unaudited interim financial information as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 includes all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the interim information. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

 Use of Estimates

   The financial statements have been prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Fair Value of Financial Instruments

   Financial instruments of the Company consist of cash and cash equivalents, accounts receivable, other current assets, accounts payable and other accrued expenses. The Company's other financial instruments generally approximate their fair values for all periods presented based on the short-term nature of these instruments.

 Cash and Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. For all periods presented, cash and cash equivalents consisted principally of United States Government obligations for which the carrying amount approximates fair value.

 Inventories

   All inventories are stated at the lower of cost (first-in, first-out method) or market and consist of packaging supplies and finished goods.

 Furniture and Equipment

   Furniture and equipment are stated at cost and are depreciated using the straight-line method over the shorter of the estimated useful lives of the respective assets, generally five to seven years.

 Concentration of Credit Risk and Significant Customers

   The Company is potentially subject to a concentration of credit risk from its trade accounts, which are not collateralized. The Company performs periodic credit reviews of its customers and maintains reserves for potential losses for uncollectible accounts. Such losses have historically been within management's expectations.

                            OnHealth Network Company
                   Notes to Financial Statements (Continued)


   Three customers represent 15%, 21%, and 11% of net revenue in 1996; one customer represents 12% of net revenue for the year ended December 31, 1997; and three customers represent 40%, 16% and 13% of net revenue for the year ended December 31, 1998. The revenue recorded from the customer which represents 40% of the net revenue in 1998 was the result of a $603,000 payment received from the customer related to minimum sales requirements from a terminated CD-ROM distribution agreement. Two customers represented 77% and 27% of accounts receivable at December 31, 1997. At December 31, 1998, two customers comprised 36% and 20% of outstanding accounts receivable.

 Revenue Recognition

   The Company's revenue consists of fees for online services, product sales and licensing revenue, contract development revenue, and fees relating to the licensing of its content for use on cable television.

   Online revenue is generated through the sale of advertising and sponsorship of the Company's onhealth.com website. Advertising and sponsorship revenue is earned based upon the number of impressions delivered.

   Product sales and licensing revenue consists of retail distribution sales, direct mail sales, and product sales and royalties on licenses to original equipment manufacturers (OEM's). The revenue is recognized upon shipment of the product or in accordance with the licensing agreements. An allowance for return is recorded at the time revenue is recognized.

   Contract development revenue is generated through the use of the Company's personnel and facilities for the creation of custom multimedia products. The contract revenue is recognized on a percentage-of-completion basis or at a specific hourly rate, depending on the terms of the contract.

   Revenue relating to the licensing of the Company's health and medical content for use on cable television channels is recognized when payments are received. The Company recognized revenue under its cable television agreement with America's Health Network ("AHN") during 1996 and 1997. (See Note 12).

   Revenue for 1996, 1997 and 1998 and for the six months ended June 30, 1998 and 1999 are as follows (in thousands):

                                                                   Six Months
                                                                   Ended June
                                                                       30,
                                                                   ------------
                                               1996   1997   1998  1998   1999
                                              ------ ------ ------ -----  -----
                                                                   (Unaudited)
   Online.................................... $1,000 $   58 $  388 $ 146  $ 563
   E-commerce................................     --     --     --    --    150
   Contract development and other............  1,346  1,220    380   410     49
   Product sales and licensing...............  5,152  1,990    754   (71)    19
   Cable television licensing................  1,972    493     --    --     --
                                              ------ ------ ------ -----  -----
     Net revenue............................. $9,470 $3,761 $1,522  $485   $781
                                              ====== ====== ====== =====  =====

 Product Development, Editorial and Design Costs

   Product development, editorial and design costs consist principally of payroll and related expenses for development, editorial, systems and telecommunications operations personnel and consultants, systems and telecommunications infrastructure and costs of acquired content. To date, all product development, editorial and design costs have been expensed as incurred.

                            OnHealth Network Company
                   Notes to Financial Statements (Continued)


 Advertising Costs

   Advertising costs are expensed as they are incurred. Advertising costs in 1996, 1997, and 1998 were $556,000, $190,000 and $3,409,000, respectively.

 Income Taxes

   Income taxes are provided based on earnings reported for financial statement purposes. Deferred income taxes are provided for temporary differences between financial reporting and income tax basis of assets and liabilities under the liability method.

 Stock Based Compensation

   Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the Company is required to disclose the effects on the net loss and per share data as if the Company had elected to use the fair value approach to account for all its employee stock-based compensation plans. The Company follows the disclosure-only provisions of SFAS No. 123 but applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded.

 Loss Per Common Share

   Basic earnings per share ("EPS") excludes any dilutive effects of common stock equivalents--options, warrants and convertible securities--and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares of common stock and common stock equivalents outstanding.

   The effects of common stock equivalents are excluded from the computation for all periods presented as their effects are anti-dilutive.

 Reclassifications

   Certain reclassifications have been made for consistent financial statement presentation.

 Impact of Recently Issued or Adopted Accounting Standards

   SFAS No. 130, "Reporting Comprehensive Income," was issued in June 1997. This Statement, adopted by the Company on January 1, 1998, establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement does not affect the results of operations or financial position of the Company. For the years ended December 31, 1996, 1997 and 1998, the Company had no items that would have been classified as other comprehensive income.

   SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," was issued in June 1997 and redefined how operating segments are determined. SFAS No. 131 requires

                            OnHealth Network Company
                   Notes to Financial Statements (Continued)

disclosure of certain financial and descriptive information about a company's operating segments. This statement was adopted by the Company on January 1, 1998. Provisions of this statement require annual disclosure in the year of adoption and interim reporting for periods thereafter. This statement does not affect the results of operations or financial position of the Company. The Company operates in one principal business segment across domestic markets.

   SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998 and establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement is effective for all fiscal years beginning after June 15, 2000. The impact of the adoption of the provisions of this statement on the results of operations or the financial position of the Company has not yet been determined.

   In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires all costs related to the development of internal use software other than those incurred during the application development stage to be expensed as incurred. Costs incurred during the application development stage are required to be capitalized and amortized over the estimated useful life of the software. SOP 98-1 is effective for the Company's fiscal year ending December 31, 1999. Adoption is not expected to have a material effect on the Company's financial statements as the Company's policies are substantially in compliance with SOP 98-1.

Note 2. Liquidity

   The Company has experienced recurring losses from operations and has generated an accumulated deficit from inception to December 31, 1998 of approximately $89,515,000. At December 31, 1998, the Company had a working capital deficiency of $1,158,000 and total shareholders' deficit of $301,000. In January 1999, the Company completed a $14.3 million issuance of the Company's common stock. The Company believes that its cash and cash equivalents, including the $14.3 million received in January 1999 private placement, will be sufficient to fund its operations through December 31, 1999. Operations generated a negative cash flow during 1996, 1997 and 1998 and the Company expects a significant use of cash in 1999 as it markets and expands its website. Any material unforeseen increase in expenses or reductions in projected revenue will likely require the Company to seek additional debt or equity financing. If additional cash is required, the Company may need to reduce its expenditures or curtail certain operations. There can be no assurance that additional capital, on a debt or equity basis, will be found, or if found that it will be on economically viable terms.

                            OnHealth Network Company
                   Notes to Financial Statements (Continued)


Note 3. Composition of Certain Balance Sheet Accounts

                                                     December 31,
                                                    ---------------   June 30,
                                                     1997     1998      1999
                                                    -------  ------  -----------
                                                                     (Unaudited)
                                                          (In thousands)
     Other current assets:
      Prepaid advertising.......................... $    --  $  197    $1,309
      Other........................................     332     212       482
                                                    -------  ------    ------
       Total....................................... $   332  $  409    $1,791
                                                    =======  ======    ======
     Furniture and equipment:
      Computer hardware............................ $ 2,160  $1,032    $1,563
      Software.....................................     455     186       187
      Furniture & fixtures.........................   1,403     220       220
      Equipment....................................     241      --        --
      Leasehold improvements.......................      --      71        71
                                                    -------  ------    ------
                                                      4,259   1,509     2,041
      Less accumulated depreciation................  (2,989)   (774)     (921)
                                                    -------  ------    ------
       Total....................................... $ 1,270  $  735    $1,120
                                                    =======  ======    ======
     Other accrued expenses:
      Litigation loss.............................. $   961  $  677    $   --
      Advertising..................................      --     609        --
      Severance....................................     610      90        --
      Royalties....................................     501     338       176
      Payroll taxes................................       2     358         2
      Other........................................     566     597     1,081
                                                    -------  ------    ------
       Total....................................... $ 2,640  $2,669    $1,259
                                                    =======  ======    ======

Note 4. Common Stock

   On October 30, 1998, the Company completed a $3,690,000 private placement involving the issuance of 1,000,898 shares of common stock at $3.69 per share. On December 14, 1998, the Company completed a $2,000,000 private placement involving the issuance of 542,419 shares of common stock at $3.69 per share. The shares of common stock issued on October 30, 1998 and December 14, 1998 were issued to two accredited investors. The terms of these issuances potentially obligated the Company to issue additional shares of common stock (depending on the future performance of the Company's common stock (the "Reset Provisions")). Such Reset Provisions only relate to those shares purchased by the two investors on October 30, 1998 and December 14, 1998. As of March 12, 1999, all of the shares of common stock subject to the Reset Provisions have been sold and no such Reset Provisions apply to any of the Company's outstanding common stock.

   In January 1999, the Company completed a $14.3 million private placement which resulted in the issuance of 2,596,000 shares of the Company's common stock at $5.50 per share.

Note 5. Convertible Subordinated Debentures

   In November 1996, the Company issued $3,500,000 of 9% Convertible Subordinated Debentures ($3,325,000 net of debt issue costs). These debentures were converted into common stock on

                            OnHealth Network Company
                   Notes to Financial Statements (Continued)

October 28, 1997 at a rate of $2.00 per share, resulting in the issuance of 1,750,000 shares of Common Stock. The original conversion price was $3.25 per share. The excess of the fair value of the Common Stock issued over the fair value of the shares issuable pursuant to the original conversion terms was $2,229,000 and was recorded as an other expense at the date of conversion.

Note 6. Convertible Redeemable Preferred Stock

   In 1995, the Company issued 2,000 shares of 6% Series A Convertible Redeemable Preferred Stock (the "6% Series A Preferred Stock") for $2,000,000 ($1,845,000 net of brokerage expenses) to Davidson & Associates, Inc. ("Davidson"), a distributor of multimedia educational and entertainment software. The 6% Series A Preferred Stock was converted into 1,000,000 shares of the Company's common stock on October 30, 1997, at a rate of $2.00 per share. The original conversion price was $11.21 per share. The excess of the fair value of the Common Stock issued over the fair value of the shares issuable pursuant to the original conversion terms was $2,875,000 and was recorded as a deemed preferred dividend at the date of conversion. This deemed dividend increased the net loss applicable to common shareholders in the calculation of the 1997 net loss per share as shown in the statements of operations.

   In April 1998, the Company issued 5,000 shares of the Company's 5% Series B Convertible Redeemable Preferred Stock (the "Series B Preferred Stock") for $5,000,000. The Series B Preferred Stock was convertible at various increasing discount rates to the market value of the common stock. This discount aggregated $702,000 and was recorded as preferred stock accretion over the various periods of conversion. During 1998, 3,630 shares of the Series B Preferred Stock were converted into 732,605 shares of the Company's common stock and 1,470 of such preferred shares were redeemed. The excess of the redemption price over the carrying value of the preferred shares redeemed was $220,000 and was recorded as a preferred stock deemed dividend. The preferred stock accretion and deemed dividend increased the net loss applicable to common shareholders in the calculation of the 1998 net loss per share as shown in the statements of operations.

Note 7. Stock Options and Warrants

   In December 1997, the Company's Board of Directors adopted the 1997 Stock Option Plan ("1997 Plan") for its employees, directors and consultants. The 1997 Plan, which is administered by the Board of Directors, permits the Company to grant stock options for the purchase of Common Stock. The purpose of the 1997 Stock Option Plan is to promote the success of the Company by facilitating the employment and retention of competent personnel and by furnishing incentive to directors, officers and employees of the Company and consultants and advisors to the Company, upon whose efforts the success of the Company will depend to a large degree. Incentive stock options ("ISOs") and non-qualified stock options may be granted pursuant to the 1997 Plan.

   The Company also has a 1991 Stock Option Plan (the "1991 Plan") for its employees. The 1991 Plan, which is administered by the Board of Directors, permits the Company to grant stock options for the purchase of Common Stock. The 1991 Plan provides for the granting of ISOs and non-qualified stock options. In the case of ISOs, the exercise price must be at least equal to the fair market value per share of the Common Stock on the date of grant. In the case of non-qualified stock options, the exercise price must be at least 85% of the fair market value per share on the date of grant. Options generally expire nine to ten years from the date of grant.

   In addition, the Company has a Director Stock Option Plan pursuant to which current non-employee directors are eligible to receive options to purchase shares of the Company's common stock at the market price on the date of grant.

                            OnHealth Network Company
                   Notes to Financial Statements (Continued)


   The number of shares of the Company's common stock that have been reserved for issuance for such plans total 2,378,000.

   Activity in the 1991 Plan, 1997 Plan and Director Stock Option Plan is as follows:

                          Remaining
                          Number of
                           Shares    Number of  Weighted-Average
                          Reserved    Shares    Price Per Share
                          ---------  ---------  ----------------
Total Outstanding at
 December 31, 1995......    489,000    907,000       $11.53
Options Reserved........    200,000         --
Options Granted.........   (582,000)   582,000         4.98
Options Exercised.......         --    (88,000)        4.06
Options Canceled........    461,000   (461,000)       13.24
                          ---------  ---------
Total Outstanding at
 December 31, 1996......    568,000    940,000         7.10
Options Reserved........  1,750,000         --           --
Options Granted.........   (684,000)   684,000         2.85
Options Exercised.......         --    (59,000)        1.64
Options Canceled........    474,000   (474,000)        9.86
                          ---------  ---------
Total Outstanding at
 December 31, 1997......  2,108,000  1,091,000         3.53
Options Granted.........   (889,000)   889,000         5.05
Options Exercised.......         --   (371,000)        2.88
Options Canceled........    393,000   (393,000)        3.84
                          ---------  ---------
Total Outstanding at
 December 31, 1998......  1,612,000  1,216,000       $ 4.74
                          =========  =========

   At December 31, 1998, 1997 and 1996, options to purchase 237,000, 325,000, and 602,000 shares were exercisable, respectively.

   The following table summarizes information about the stock options outstanding at December 31, 1998:

                                          Options Outstanding                  Options Exercisable
                             --------------------------------------------- ----------------------------
                                         Weighted-Average
   Range of                    Number       Remaining     Weighted-Average   Number    Weighted-Average
Exercise Prices              Outstanding Contractual Life  Exercise Price  Exercisable  Exercise Price
- ---------------              ----------- ---------------- ---------------- ----------- ----------------
  $2.31- 2.50...............    150,000       9 years          $ 2.31         50,000        $ 2.31
   2.51- 3.00...............     75,000       8 years            2.82         46,000          2.85
   3.01- 3.50...............    190,000       8 years            3.32         71,000          3.36
   3.51- 4.00...............    205,000      10 years            3.75             --            --
   4.01- 5.50...............     77,000      10 years            4.36             --            --
   5.51- 6.00...............     30,000       4 years            5.75         30,000          5.75
   6.01- 6.50...............    429,000       9 years            6.25             --            --
   6.51-26.00...............     60,000       7 years           10.29         40,000         11.75
  $2.31-26.00...............  1,216,000       9 years          $ 3.25        237,000        $ 4.76

   From time to time, the Company's Board of Directors may grant stock options outside of the existing stock option plans. In 1997, the Board of Directors adopted the 1997-1998 New Hire Stock Option Plan. This plan provides for the granting of 1,213,500 non-qualified stock options to newly hired employees in late 1997 through early 1998. In 1997, the Company granted options to purchase 522,500 shares at prices ranging from $2.31 to $2.50 per share. These options expire in 2007. In

                            OnHealth Network Company
                   Notes to Financial Statements (Continued)

1998, the Company granted options to purchase 996,000 shares at prices ranging from $2.75 to $7.88 per share. These options expire in 2008. The options granted under this plan had a weighted average price per share of $3.33. Of the options granted in 1997 and 1998, 40,000 and 265,000 stock options, respectively, were canceled in 1998 and none were exercised.

   The pro forma information regarding net loss and net loss per share required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996, 1997 and 1998:

                                                          1996    1997    1998
                                                         ------- ------- -------
Risk-free interest rate.................................  6.21%   5.50%   5.00%
Dividend yield..........................................   0%      0%      0%
Volatility factor.......................................  .726    .760    .817
Weighted-average expected life.......................... 5 years 5 years 5 years

   The weighted-average fair value of options granted during 1996, 1997 and 1998 was $2.99, $1.74, and $2.97, respectively. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                              1996        1997        1998
                                           ----------  ----------  ----------
                                           (In thousands, except per share
                                                        data)
Net loss applicable to common
 shareholders--as reported................ $  (10,336) $  (13,965) $  (11,964)
Net loss applicable to common
 shareholders--pro forma..................   $(10,562)   $(14,294)   $(12,970)
Basic and diluted net loss per share--as
 reported................................. $    (1.36) $    (1.73) $    (1.12)
Basic and diluted net loss per common
 share pro forma.......................... $    (1.39) $    (1.77) $    (1.21)

   The pro forma effect on the net loss for 1996, 1997, and 1998 is not representative of the pro forma effect on the net loss in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

   As of December 31, 1997 and 1998 the Company had warrants outstanding to purchase 547,260 and 678,577 shares of Common Stock at prices ranging from $3.25 per share to $30.94 per share. Warrants outstanding at December 31, 1998 expire from 1999 through 2003. The warrants were generally issued to underwriters and investment bankers for services performed in connection with several of the Company's financing transactions.

   Common stock reserved for future issuance at December 31, 1998 is as follows:

     1991, 1997 and Director Stock Option Plans....................... 2,378,000
     1997 - 1998 New Hire Plan........................................ 1,213,500
     Warrants.........................................................   678,577
                                                                       ---------
                                                                       4,270,077
                                                                       =========

                            OnHealth Network Company
                   Notes to Financial Statements (Continued)

Note 8. Loss Per Common Share

   The components of basic and diluted loss per common share are as follows:

                                                             Six Months Ended
                                Year Ended December 31,          June 30,
                               ----------------------------  -----------------
                                 1996      1997      1998     1998      1999
                               --------  --------  --------  -------  --------
                                                               (unaudited)
                                (In thousands, except per share amounts)
Net loss applicable to common
 shareholders (numerator)....  $(10,366) $(13,965) $(11,964) $(4,352) $(11,143)
                               ========  ========  ========  =======  ========
Weighted average common
 shares outstanding
 (denominator)...............     7,580     8,056    10,680   10,131    15,544
                               ========  ========  ========  =======  ========
Loss per share:
 Basic and diluted...........  $  (1.36) $  (1.73) $  (1.12) $ (0.43) $  (0.72)
                               ========  ========  ========  =======  ========

Note 9. Commitments and Contingencies

   The Company leases office space under agreements accounted for as operating leases. The agreements expire at various times through 2003. Gross rent expense, including charges for monthly operating costs, was $1,433,000, $881,000 and $522,000 for 1996, 1997 and 1998, respectively. The Company has subleased certain facilities to various tenants under non-cancelable operating leases expiring in 1999. The Company also has several marketing agreements that require minimum payments to be made. Scheduled minimum lease commitments and annual marketing payments are as follows:

                                                               Lease   Marketing
                                                              Payments Payments
                                                              -------- ---------
                                                                (In thousands)
     1999....................................................  $ 176    $1,885
     2000....................................................    134       100
     2001....................................................    142        50
     2002....................................................    151        --
     2003....................................................     52        --
                                                               -----    ------
                                                                 655     2,035
     Less sublease rental income.............................   (162)       --
                                                               -----    ------
     Total...................................................  $ 493    $2,035
                                                               =====    ======

                            OnHealth Network Company
                   Notes to Financial Statements (Continued)

Note 10. Supplemental Cash Flow Information

                                                                    Six Months
                                                 Year Ended           Ended
                                             December 31, 1998       June 30,
                                             --------------------  ------------
                                             1996   1997    1998   1998   1999
                                             ----  ------  ------  ----  ------
                                                                   (Unaudited)
                                                     (In thousands)
Cash paid during the periods for:
 Interest................................... $ --  $  298  $   --  $ --  $   --
 Income taxes...............................   10       5       7     7       3
Non-cash investing and financing
 transactions:
 Conversion of preferred stock to common
  stock.....................................   --   1,948   3,630    --      --
 Conversion of convertible subordinated
  debentures................................   --   5,729      --    --      --
 Preferred stock/warrant discount...........   --      --     702   600      --
 Preferred stock/warrant discount
  accretion.................................  (60)    (43)   (702) (154)     --
 Preferred stock dividends..................   --      --     100    --      --
 Stock options and warrants issued for
  services..................................   --      --     190    60      --
 Preferred stock deemed dividend............   --   2,875      --    --      --
 Common stock issued as litigation
  settlement................................   --     433      --    --      --
 Common stock issued for advertising and
  promotional agreements services...........   --      --      --    --   1,939

Note 11. Income Taxes

   At December 31, 1998, the Company has net operating loss carryforwards of $81,910,000 for income tax purposes and unused research and development credits of $339,000 that expire at various times through 2013. These carryforwards are subject to the limitations of Internal Revenue Code Section 382. This section provides limitations on the availability of net operating losses to offset current taxable income if significant ownership changes have occurred for federal tax purposes. For financial reporting purposes, a valuation allowance has been recognized to completely reserve for the deferred tax assets related to those carryforwards. The reserve has been established because of the uncertainty of future taxable income, which is necessary to realize the benefits of the net operating loss carryforwards.

   Components of the Company's deferred tax assets and liabilities are as follows:

                                                         December 31,
                                                   --------------------------
                                                       1997          1998
                                                   ------------  ------------
   Deferred tax assets:
    Accrued expenses and allowances............... $  2,788,000  $  1,223,000
    Research and development credits..............      326,000       339,000
    Net operating loss carryforwards..............   25,880,000    28,669,000
                                                   ------------  ------------
                                                     28,994,000    30,231,000
   Deferred tax liabilities:
    Depreciation..................................       16,000        15,000
                                                   ------------  ------------
                                                         16,000        15,000
                                                   ------------  ------------
   Net deferred tax assets before valuation
    allowance.....................................   28,978,000    30,216,000
   Less valuation allowance.......................  (28,978,000)  (30,216,000)
                                                   ------------  ------------
   Net deferred tax assets........................ $         --  $         --
                                                   ============  ============

                            OnHealth Network Company
                   Notes to Financial Statements (Continued)


Note 12. Investment in America's Health Network

   In March 1994, the Company acquired an equity position in America's Health Network ("AHN"), a health information cable television network that combines live programming with medical consumer product sales. The network launched on March 25, 1996.

   In the first quarter of 1994, the Company expensed its entire investment of $2,000,000 along with the related investment banking fees of approximately $263,000. This approach to the investment was made on the basis that the invested amounts are not assured of recoverability through future revenue streams. As of December 31, 1998 and 1997, the Company's underlying equity in its investment in AHN was approximately $100,000 and $500,000 based on approximately 1% and 4% of AHN's net assets, respectively. However, because the Company expensed its investment, its equity in AHN's net assets is not recognized on the balance sheet.

   In May 1995, the Company entered into a content and royalty agreement with AHN. Under the agreement the Company licensed its multimedia content to AHN starting in May 1995 and was to receive minimum licensing royalties over the life of the agreement. This revenue was being recognized evenly over the expected life of the contract. Due to the gradual increase in actual payments versus the straight-line revenue recognition policy, a receivable was recorded for the difference between the revenue recognized and the cash received during the early years of the contract. In June 1997, as a result of the Company not receiving its quarterly payment, the outstanding AHN receivable was fully reserved. Due to the uncertainty of future payments, the Company began recognizing revenue on a cash basis. In December 1997 and in early 1998, AHN made payments which were applied against the receivable. At December 31, 1998, the Company has a fully reserved receivable of $153,000 and AHN had failed to make three scheduled payments totaling $1,688,000. The Company recorded $0, $493,000 and $1,972,000 in license royalty revenue in 1998, 1997 and 1996, respectively.

Note 13. Agreement with AT&T

   In October 1995, the Company entered into a four year agreement with AT&T whereby the Company agreed to provide content for AT&T's HealthSite, a division of AT&T's Personal Online Service ("POS"), in exchange for guaranteed revenues. In August 1996, AT&T discontinued the HealthSite, and subsequently discontinued POS. The Company received the 1996 guaranteed revenue payment of $1,000,000 from AT&T.

Note 14. Benefit Plan

   The Company has a defined contribution salary deferral plan covering substantially all employees under Section 401(k) of the Internal Revenue Code. The Plan allows eligible employees to make contributions up to the maximum amount provided under the Code. The Company may also make a discretionary contribution to the Plan. No such contributions have been made by the Company.

Note 15. Mayo Agreement

   In September 1997, the Company entered into an agreement with Mayo Foundation ("Mayo") which included a full transfer of ownership of the Company's O@sis website to Mayo and a new arrangement for revenues and cost sharing concerning O@sis. Under the terms of the agreement, the Company received a $2,700,000 cash payment, an additional $300,000 cash payment for hosting the website for a transition period, and the return of 490,000 shares of the Company's common stock. Through the year 2001, the Company will receive a royalty from Mayo on certain revenues generated by the Mayo Health O@sis site and certain other non-O@sis Internet projects. In addition, Mayo was

                            OnHealth Network Company
                   Notes to Financial Statements (Continued)

released from the Company's "right of first offer" on Mayo health products produced for electronic media, and Mayo assumed operating expenses incurred for the website retroactive to January 1, 1997 which were recorded as a reduction to product development expenses. The Company recorded the $2,700,000 payment as other income and recorded the $300,000 payment as contract development revenue during the third and fourth quarters, respectively, of 1997.

Note 16. Related Party Transactions

   During 1996, 1997 and 1998, the Company subleased approximately 20,000 square feet of its Eden Prairie office space to Reality Interactive, Inc. Reality Interactive, Inc. and the Company share a common Board member. The lease was terminated in 1998.

   During 1996, two officers of the Company participated in the Company's debt offering. The total amount of debt issued by the Company to these individuals was $120,000. Additionally, three directors of the Company participated in the debt offering, either individually or through affiliated organizations. The total amount of debt issued by the Company to these individuals and organizations was $550,000. On October 28, 1997, this debt was converted into common stock at a rate of $2.00 per share (see "Note 5. Convertible Subordinated Debentures").

Note 17. Legal Proceedings

   In February 1996, an action in the District Court of Hennepin County (Minnesota) was brought by T. Randal Productions et al. against the Company and one current and two former employees. The plaintiffs made various allegations, including misappropriation of corporate opportunities and trade secrets by the Company and its employees and sought award of monetary damages, exemplary damages and royalties substantially in excess of $10.0 million. In November 1997, a jury found that there was no joint venture between T. Randal and the company and/or any of its employees but awarded T. Randal $480,000 plus interest for damages sustained to its business. Plaintiffs moved for a new trial, amended findings and for judgment notwithstanding the verdict. The jury verdict was upheld by the trial court. The plaintiffs appealed this decision to the Minnesota Court of Appeals. In March 1999, the Minnesota Court of Appeals affirmed the decision of the trial court. The Company believes the plaintiffs will petition for a rehearing which Company counsel believes will not be successful. The plaintiffs also have an action pending against certain affiliates of the Company on the same grounds on which the action against the Company was based. The Company has indemnified these affiliates against any damages arising out of these claims. Counsel has advised the Company that the jury verdict in the action against the Company should be controlling in this action against the affiliates. As of December 31, 1998, the Company has accrued $480,000 plus estimated court costs.

Note 18. Relocation of Operations

   During early 1998, the Company relocated its primary operating facilities from Minneapolis, Minnesota to Seattle, Washington. As a result, certain of the Company's Minnesota leasehold improvements and computer and software equipment having a carrying value of $721,000 were not transferable or were not utilized in the Company's Seattle operations. In 1997, the Company had estimated and recorded the related relocation expense of $721,000 as a General and Administrative expense. In addition, in 1997 the Company recorded $252,000 and $610,000 in general and administrative expenses related to lease termination costs and severance for former officers and employees, respectively.

Note 19. Subsequent Events (unaudited)

   On June 1, 1999, the Company made a payment of $950,000 to T. Randal Productions in full satisfaction of a judgment against the Company.

                            OnHealth Network Company
                   Notes to Financial Statements (Continued)


   In June 1999, Jon Fisse, the Company's newly named Chief Operating Officer, resigned from the Company before the Company and Mr. Fisse were able to agree on the terms of his employment agreement. The Company has filed a declaratory judgement action in the United States District Court for the Western District of Washington seeking to declare that Mr. Fisse terminated his employment and that it owes him no future remuneration or stock option benefits. On the same day Mr. Fisse filed a lawsuit in the United States District Court for the Southern District of New York, asserting that the Company terminated Mr. Fisse and violated his rights in connection with his separation from the Company. As a result, Mr. Fisse is seeking damages which include severance compensation, stock option benefits and compensatory and punitive damages for allegedly defamatory statements contained in a press release announcing Mr. Fisse's departure. The Company believes it has valid defenses against Mr. Fisse's claims and intends to defend against such claims vigorously. However, the outcome of this lawsuit may have a material adverse effect on the Company's financial position and results of operations.

   On June 15, 1999, the shareholders approved an increase in the number of authorized shares of the Company's common stock to 100,000,000 from 29,000,000.

Inside Back Cover--Logos of Onhealth.com's distribution partners are featured, together with the following text:

     "onhealth.com has a wide range of distribution partners. More than 950 sites currently drive traffic to onhealth.com."

--------------------------------------------------------------------------------

----------------------------

  PROSPECTUS SUPPLEMENT

----------------------------

381,840 Shares

[LOGO OF ONHEALTH]

Common Stock


December 14, 1999

--------------------------------------------------------------------------------

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy shares of OnHealth common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the OnHealth common stock.